

02043386

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2002

RANDGOLD & EXPLORATION COMPANY LIMITED
(Translation of Registrant's Name into English)

P.O. BOX 82291, JOHANNESBURG, 2025, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: /s/ David J. Haddon
David J. Haddon
Group Company Secretary

Dated: July 18, 2002

Exhibit 1

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

June 24, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 15,000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 15,000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
15,000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House, 41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 445 828	shares of 1(one) cent each:	R434 458
Unissued:	31 553 848	shares of 1(one) cent each:	R315 538

2 / ....

RGE\SOS\020624-15000 FA

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

24 June 2002

5. The company's issued ordinary share capital after the issue of the 15,000 ordinary shares, which are the subject of this application, will be:

   43 460 828 ordinary shares of 1 (one) cent each: R434 608

   The unissued ordinary share capital will decrease to:

   31 538 848 ordinary shares of 1 (one) cent each: R315 388

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 27 June 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 24 June 2002



_______________ DIRECTOR/ LEGAL MANAGER



_______________ COMPANY SECRETARY

_______________ SPONSOR

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Company Secretary



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square
Gwen Lane, Sandown
Private Bag X991174,
Sandton, 2146, South Africa
Telephone: (2711) 520 7000
Web: www.jse.co.za

26 June 2002
REF: NM/mr/6785

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 24 June 2002 refers

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 27 June 2002 in respect of 15 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 00-00 and will be amended to show the listed ordinary share capital as R434 608-28 divided into 43 460 828 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 27 JUNE 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75000000	ORDINARY	0-01	750000
Total	Total	75000000		Total	R 750000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 28 JUNE 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (15000)

Postal address P.O BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 445 828	ORDS	0-01	434458-28
Total		Total	R	Total 43 445 828		Total	R 434458-28

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 434458-28

Stated capital R –

Premium account R 289 829 653-13

Total issued capital R 290 264 111-95

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				15 000	ORDS	0-01	12-49	187 500
Total		Total	R	Total 15 000			Total	R 187500

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
F ABBOTT	P.O. BOX 62291	– 15000 –	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43445828	ORDS	0-01	–	*	434458 28
				15 000	ORDS	0-01	12-49	**	150
Total		Total	R	Total 43460828			Total	R ***	434608 -28

* 289 829 653-13
** 187 350-00
*** 290 017 003-13

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 434 608-28

State capital R –

Premium account (See analysis below) R 290 015 781-98

Total issued capital R 290 450 390-26

Certified correct

Date 28 JUNE 2002 Signature David Haddon

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance 289 829 653-13

Premium on Allotment 187 350

Less

Issue Duty (468-75)

Allotment Duty (752-40) 186 128-85

290 015 781-98

Exhibit 2

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

June 22, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 37,846 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 37,846 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
2,000	R6.05
35,800	R12.50
46	R15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House, 41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 407 982	shares of 1(one) cent each:	R434 079
Unissued:	31 591 694	shares of 1(one) cent each:	R315 916

2/ ....

RGE\SOS\020624-37846 ST FA

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

22 June 2002

5. The company's issued ordinary share capital after the issue of the 37,846 ordinary shares, which are the subject of this application, will be:

43 445 828	ordinary shares of 1 (one) cent each:	R434 458

The unissued ordinary share capital will decrease to:

31 553 848	ordinary shares of 1 (one) cent each:	R315 538

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 26 June 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 22 June 2002



______________________ DIRECTOR/ LEGAL MANAGER



______________________ COMPANY SECRETARY

______________________ SPONSOR

RGE\SOS\020624-37846 ST FA

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David J Haddon

D J HADDON
Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton 2146, South Africa
Telephone: (27 11) 520 7000
Web: www.jse.co.za

25 June 2002
REF: NM/jvdm/8775

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 22 June 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 26 June 2002 in respect of 37 846 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R434 458-28 divided into 43 445 828 ordinary shares of 1 cents each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

Received 07/08/2002 06:52 in 02:16 on line [5] for TH10441 Printed 07/08/2002 07:04 * Pg 2/5
08/07/2002 12:52 NO.756 P02

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 26 JUNE 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 26 JUNE 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (37846)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

Date stamp of companies
Registration Office
2002 -07- 02

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 407 982	ORDS	0-01	434 079-82
Total		Total	R	Total 43 407 982		Total	R 434 079-82

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 434 079-82

Stated capital R -

Premium account R 289 367 838-44

Total issued capital R 289 801 918-26

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				35 800	ORDS	0-01	12-49	447 500
				46	ORDS	0-01	14-99	690
				2000	ORDS	0-01	6-04	12 100
Total		Total	R	Total 37 846			Total	R 460 290

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
F ABBOTT	P.O. BOX 82291	33400	PAR VALUE ORDINARY
S TSHUKUDU	SOUTHDALE 2135	4446	

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 407 982	ORDS	0-01	–	*	434079-82
				35 800	ORDS	0-01	12-49	**	358
				46	ORDS	0-01	14-99	***	0.46
				2 000	ORDS	0-01	6-04	****	~~0.46~~ 20
Total		Total	R	Total 43 445 828			Total	R *****	434458-82

Dav[illegible] [illegible]

* 289 367 838-44 **** 12080

** 447 142-00 ***** 289 827 749-98

*** 689-54

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 434 458-82

State capital R –

Premium account (see analysis below) R 289829653-13

Total issued capital R 290 264 111-95

Certified correct.

Date 26 June 2002 Signature David [illegible]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance 289 367 838-44

Premium on Allotment 459 911-54

Less

Issue Duty (1150-75)

Allotment Duty (752-40) 461 814-69

289 829 653-13

David [illegible]

Exhibit 3

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

June 20, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
Exchange Square
2 Gwen Lane
SANDTON

FAX: 520 8581

Dear Sir

JSE LISTING RULES: PARAGRAPH 3.72: DEALING IN SECURITIES BY DIRECTORS OF LISTED COMPANIES

In terms of the above section of the JSE Listing Rules , Mr R A R Kebble, Chairman of Randgold & Exploration Company Limited purchased 1,000 (one thousand) ordinary Randgold & Exploration shares on 19 June 2002 for the sum of R20.00 per share.

The shares are to be held beneficially for Mr Kebble's personal account.

Yours faithfully



D J HADDON
Company Secretary

Exhibit 4


RANDGOLD

ANNUAL REPORT • 2001

CONTENTS

CORPORATE PROFILE

Randgold & Exploration Company Limited was established in 1992 to take over the gold interests of Rand Mines Limited, South Africa's oldest mining house. In August 1994, shareholders installed a new management with the mission of rationalising and revitalising the Company's interests.

Through a series of radical measures – including recapitalisations, mergers and acquisitions as well as the development of a new culture – Randgold has since converted its South African mining assets into two substantial and independent companies, Durban Roodepoort Deep, Limited and Harmony Gold Mining Company Limited. In addition, its non-South African exploration assets were accommodated in a new company, Randgold Resources Limited, which has since become a gold producer in its own right and has been listed on the London Stock Exchange.

Randgold's principal businesses at present are its subsidiaries in Randgold Resources and Minrico Limited, a company formed to manage and administer its portfolio of South African mineral rights.

The Company is listed on the JSE Securities Exchange SA and on the Nasdaq Stock Market.



CHAIRMAN'S STATEMENT

The past year was one of significant developments for your company, at the corporate and operational levels as well as in the market. Particularly notable events were the repayment of the convertible bond, another strong performance by our subsidiary Randgold Resources, and a substantial increase in the net asset value of the company on the back of the increase in the gold price and the decline of the rand.

Taking market conditions first, there was a significant improvement in the general sentiment towards gold and gold companies during the last quarter of the year. This started in the wake of the events of September 11 and has been accelerated by concerns over the condition of the major economies, exacerbated by some spectacular corporate failures. Essentially, I believe, people are sensing how fallible paper currencies can be, and are beginning to see gold again in its traditional role as a hedge against paper currencies, a store of tangible value and a worthwhile investment in its own right. It is too early to tell whether this shift in the mood of the market is sustainable, but I should think that a trading range around the US$300 per ounce level does not look unrealistic in 2002.

The improvement in the gold price coincided with a weakening in the rand. The consequent growth in value of the Company's exposure to the gold industry, through its subsidiary Randgold Resources and other interests, is reflected in a more than threefold increase to 1 838 cents per share over the year in the calculated net asset value of Randgold & Exploration.

Randgold Resources had another very good year, in which a robust financial performance was accompanied by the further development of new growth prospects as well as a substantial distribution to shareholders by way of a share buyback.

In its first full year of production, the Morila joint venture gold mine in Mali continued to meet or exceed all expectations, paying a maiden dividend and generating a cash profit of R350 million for Randgold Resources. With the strong cash flows from Morila, two projects at feasibility stage and a portfolio of promising exploration targets, Randgold Resources is well placed to pursue and develop new growth opportunities. It is worth noting that it is one of the few companies of its kind worldwide currently investing substantially in exploration and new business development.

During the year Randgold Resources returned US$81 million to its shareholders, including Randgold & Exploration, by way of a compulsory share buyback. Randgold & Exploration used its proceeds from this transaction to redeem the US$48 million convertible bond which fell due in September 2001. At the same time, we secured a R70 million one-year loan, most of which was applied to the replacement of other short-term facilities.

Our other active interest is the wholly owned mineral rights management company Minrico, which in the year under review acquired a further 1.8 million hectares of mineral rights in the Northern Cape under its management. Much of this is prospective diamond and base mineral terrain.

Minrico now has approximately 3.56 million hectares under its management, of which some 75% is being actively explored. The whole question of mineral rights in South Africa is currently still being considered by all stakeholders following the recent publication of the latest draft of The Mineral and Petroleum Resources Development Bill. Interestingly, much of what government is seeking to achieve through this legislation is already incorporated in the Minrico model. Randgold & Exploration played a pivotal role in the changes in the gold mining industry in the early nineties and is committed to constructive participation in the new Bill's debate. This is currently the focus of the mining industry's attention.

At the corporate level, we have continued to seek the optimal means of rationalising the Randgold group. Our aim is to simplify the structure and eliminate market confusion between Randgold Resources and Randgold & Exploration.

A significant breakthrough was recently achieved when the South African Reserve Bank agreed to allow Randgold & Exploration to reduce its shareholding in Randgold Resources to a minimum of 36% of that company's issued share capital, subject to

SHARE PRICE


Rands
US$
30
25
20
15
10
5
0
8
7
6
5
4
3
2
1
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC JAN FEB MAR APR MAY
2001
2002
JSE closing price (Rands)
NASDAQ closing price (US$)

certain conditions. The Bank had previously required us to have a minimum stake of 50.1% in Randgold Resources. It is not Randgold & Exploration's intention to sell down its holding in Randgold Resources, but the proposed listing in North America should in any event improve the liquidity in Randgold Resources and expand its shareholder base. Earlier, the settlement of the convertible bond in Randgold & Exploration had removed another major obstacle in the way of a restructuring. Shareholders will be kept informed of further developments.

Finally, it gives me great pleasure to acknowledge the outstanding efforts of our management at corporate as well as operational level in what has generally been a year of progress and performance for the Group. Through their unflagging dynamism they have once again created real value for shareholders. I would also like to thank my colleagues on the Board, whose counsel has as ever been of inestimable value to the Group.

Kebble

Roger Kebble
Chairman



RANDGOLD RESOURCES
PROJECTS AND OPERATIONS
MORILA GOLD MINE

The Morila Mine is owned by a Malian company, Morila SA which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by Randgold Resources and AngloGold. The mine is controlled by a 50:50 joint venture management committee with day to day operations being the responsibility of AngloGold Services Mali SA ("Anser"), a Malian subsidiary of AngloGold Limited.

After its successful commissioning and the production of the first gold bar in October 2000, the mine continued to meet and in some cases exceed expectations. During the year under review and following the depletion of the oxide reserves, the competent ore circuit was successfully commissioned and the operation has performed consistently in line with design specifications. The mine milled 2.86 million tons at a grade of 7.53 g/t to produce 631 650 ounces of gold at a cash operating cost of US$84/oz and total cash cost of US$102/oz. Total cash profit for the year was US$107.9 million.

Financial and technical completion tests were, as set out by the consortium of lending banks, met and the guarantees of the sponsors (Randgold Resources and AngloGold) were released resulting in the project finance becoming non-recourse to the sponsors.

In the course of the year, US$22 million was paid back in project loans and the cash generation capacity of this project was amply demonstrated by the cash profit for the first twelve months of operations exceeding the capital cost of the project. A summary of the salient production and financial statistics for the project follows.

MORILA Production and Financial Statistics for the year 2001	
Mined tons (million tons)	23.03
Ore tons mined (million tons)	3.36
Gold grade (g/t)	6.80
Ore tons milled (million tons)	2.86
Head grade (g/t)	7.53
Recovery (%)	92.35
Ounces produced (oz)	631 650
Average gold price received (US$/oz)	273
Cash operating cost - excluding royalty (US$/oz)	84
Total cash cost (US$/oz)	102
Cash profit (US$)	107.9 million

GEOLOGY AND EXPLORATION

Exploration efforts at Morila last year were concentrated in two areas:

- Completion of infill drilling to increase the level of confidence in the orebody as well as fringe drilling to better define the orebody edges.
- Exploration of the 200km^2 mining lease area.

The 26 borehole infill drilling programme allowed a more accurate model of the orebody to be compiled as well as increasing confidence in the resource model.

MINERAL RESOURCES AND GRADE CONTROL

The in situ resource at a cut-off grade of 0.7 g/t at the end of 2001, was 6.0 million ounces, highlighting that despite the production of more than 600 000 ounces from the resource, the mine was successful in replacing depleted ore.

A sophisticated grade control and management system has been implemented in order to ensure effective selective mining, minimum ore losses and the attainment of the desired feed grade.

The mine has been successful in selectively extracting and blending ore in order to achieve consistent grades being fed to the mill.

Reconciliation between predicted block grades, mined grades and crushed grades has been good, indicating the success of the system.

MINE PLANNING AND RESERVES

The mine plan developed in 2000 was updated during the year using the increased resource base. The mining plan calls for the extraction of the orebody in a series of three phased pits. The Phase 1 pit is forecast to be mined out by the middle of 2002. The Phase 2 pit has been developed to optimally exploit the high grade payshoot to the north-east.

Estimated mineable reserves (up to Phase 3 pit) amount to 27.7 million tons at a grade of 4.78 g/t containing 4.3 million ounces of gold (184 tons), as is tabulated below.

MORILA

Estimated Mineable Reserves at December 2001

Category	Tons (Mt)	Grade (g/t)	Gold (Mozs)	Attri-butable Gold (Mozs)
Proven	0.9	3.06	0.1	
Probable	26.9	4.83	4.2	
Total	27.7	4.78	4.3	1.7

- Cut-off grade of 1.3 g/t.
- Stockpiled ore included.

MINING

Considerable progress has been made in the development of the Phase 1 and Phase 2 pits, with the Phase 2, or northern, pit exposing ore early in 2002. The more competent orebody was exposed in Pit 1 after the intersection of a limited transitional zone.

MORILA

Mining Results for the year 2001

Ore tons mined (million tons)	3.36
Ore grade (g/t)	6.80
Waste mined (million tons)	19.67
Stripping ratio	5.86
Total tons mined (million tons)	23.03

MORILA Production Results for the year ended 2001	
Tons processed (million tons)	2.86
Head grade (g/t)	7.53
Average recovery (%)	92.35
Residue grade (g/t)	0.68
Gold production (tons)	19.647
(ounces)	631 650

ORE PROCESSING AND METALLURGY

The Morila metallurgical plant has continued to perform well, and at the end of 2001 was operating in excess of its design throughput. Gravity recovery has now stabilised at about 40% of total gold production. With the operation stabilising on the competent sulphide ore, attention has turned to optimising the circuit to further enhance throughput which exceeded design for the last quarter 2001.

HUMAN RESOURCES AND INDUSTRIAL RELATIONS

Community Relations

During the year the mine has completed several development projects in the surrounding villages. Financing of mine community development assistance is provided through a community development budget authorised at Board level and funds are allocated in consultation with the local Community Development Committee.

Human Resources

Manpower

Manning levels related to permanent and temporary mine employees and contractor employees on the mine, are as follows:

MORILA Mine Employees at 31 December 2001	
National Permanent	358
National Temporary	20
Expatriate	47
Total	425
Contractor Employees	
Nationals	498
Expatriate	47

Training and Development

The mine has a localisation programme which is linked to its manpower plan and its training and development programmes.

Industrial Relations

The election of union officials has been completed and the union structures will begin operation during the first quarter of 2002.

ENVIRONMENTAL RESPONSIBILITY

Allied to the mine's social responsibility programmes, an extensive programme of environmental monitoring is in place to ensure the minimisation of risk to the physical environment from mining operations.

THE LOULO PROJECT

Attention has been focused in the past year on defining additional resource ounces and converting these to reserve ounces. The present resource base at Loulo is tabulated below.

External independent consultants, Resource Service Group, have been commissioned to carry out pit optimisation studies and derive mining schedules and mine designs based on the resource base. Reassessment of the metallurgical testwork carried out to date has identified several areas where process improvements could impact significantly on metallurgical costs and recoveries. An updated feasibility study is scheduled to be completed during 2002.

LOULO

Mineral Resources and Reserves at 31 December

	Tons (mt)		Grade (g/t)		Gold (Mozs)		Attrib. gold
Mine/project category	**2001**	2000	**2001**	2000	**2001**	2000	(Mozs)
Resources							
Measured	**17.76**	16.16	**3.92**	4.10	**2.24**	2.13	
Indicated	**8.26**	5.82	**4.27**	4.28	**1.13**	0.80	
Inferred	**7.66**	9.05	**3.24**	2.47	**0.80**	0.72	
Total	**33.68**	31.03	**3.85**	3.66	**4.17**	3.65	**3.33**
Reserves							
Proven	**14.0**	13.4	**3.74**	3.91	**1.7**	1.7	
Probable	**0.6**	0.8	**2.34**	3.27	**0.0**	0.1	
Total	**14.6**	14.2	**3.68**	3.88	**1.7**	1.8	**1.4**

TONGON PROJECT

An 11 000 metre drilling programme has been successful in increasing the resource base by more than one million ounces.

A preliminary scoping estimate indicates a potential mineable resource of some 29.6 million tons at a grade of 2.75 g/t with a stripping ratio of approximately 4:1.

A Type 2 Prefeasibility Study is underway and is due for completion in 2002.

DISCONTINUED OPERATION

SYAMA GOLD MINE

Syama been placed on care and maintenance. All gold production activities, including the clean-up of the gold plant, have now ceased. Management focus at Syama in this last year has been the reduction of the operations' liabilities and ensuring a smooth transition as operations ceased.

In line with the decision to suspend mining operations, activities at the Syama mine have now been reduced to rehabilitation and monitoring work.

Discussions with interested parties to acquire the mine continue.

MINERAL RESOURCES

The current total resources at Syama are 5.0 million ounces compared with 5.3 million at the end of 2000.

CLOSURE OF OPERATIONS

Syama struggled to achieve profitable operations through a lack of reliable power supply which was further complicated by the prevailing gold price. Unfortunately the long-awaited Rolls-Royce power continued to disappoint with the delayed commissioning of their Allen 5012 engines. The power problem was further compounded by the catastrophic failure of one of the units early in 2001.

Mining operations ceased at the end of February 2001. Roasting operations were shut down in May and clean up of the plant commenced in June.

HUMAN RESOURCES & INDUSTRIAL RELATIONS

The workforce was retrenched in phases throughout the year.

The retrenchment exercise was conducted in consultation with the employee union and the Malian Labour Inspector for the region and has proceeded without incident.

The mine has completed, with the aid of consultants, a social impact assessment in the villages surrounding the mine to ascertain how to cushion the effect of the decision to cease operations at Syama, in the most sustainable and cost-effective manner.

ENVIRONMENTAL RESPONSIBILITY & COMMUNITY DEVELOPMENT

Rehabilitation work during the first half of 2001 involved considerable earthworks to repair slopes and replace topsoil. Some 10 000 indigenous trees were planted with the assistance of the local villagers to rehabilitate these areas. In the latter part of the year all efforts were concentrated on maintaining the areas previously rehabilitated, by erosion control as well as monitoring the growth of the planted trees.

Somisy continued to recognise its role in uplifting the local community affected by mining operations. It has budgeted to complete several community development projects identified and prioritised in conjunction with the Government of Mali and the Syama Mine Community Consultative Committee.

EXPLORATION PROJECTS

During the year exploration programmes focused on evaluating brownfield opportunities in the Loulo, Morila and Tongon regions; developing new projects in Senegal and Burkina Faso; and investigating new business opportunities.

MALI

MORILA REGION – MALI SOUTH

Randgold Resources continues to consolidate its position in southern Mali and now holds title to eight exploration permits located in two distinct geological settings referred to as the Northern and Southern Blocks.

The first year of exploration focused on reconnaissance work over a large number of prospecting permits to outline geological settings similar to Morila and convert priority areas to exploration permits. To date twelve gold targets have been outlined and will be the focus of future programmes.

LOULO

On the Loulo Project further geological modelling was undertaken on existing orebodies and outlined footwall and northern extensions to Yalea and a folded and repeated southern zone for Loulo 0.

The Loulo exploration programme resulted in the delineation of an additional 570 000 resource ounces at an in situ grade of 3.8 g/t.

CÔTE D'IVOIRE

NIELLE PERMIT

On the Tongon Project, Nielle Permit in northern Côte d'Ivoire, a 1 000 metre reverse circulation and diamond drilling programme confirmed the presence of multiple mineralised bodies between 5 and 50 metres in width and grading 2 to 9 g/t over 1 400 metres of strike. This work resulted in an upgraded inferred resource for Tongon of 34 million tons grading 2.65 g/t (2.89 million ounces). The new resource represents an increase of 1.1 million ounces on the previously published estimate.

NORTHERN CÔTE D'IVOIRE

Elsewhere in Côte d'Ivoire, Randgold Resources continues to consolidate its holdings on priority areas demarcated by our generative team. At the Boundiali permit, locating along the extension of the Syama Belt within Côte d'Ivoire, exploration work is now focused on four targets defined by plus one kilometre continuous soil anomalies (>150 ppb).

BURKINA FASO

During the past year the Sanmatenga Joint Venture effected 3 936 metres of reverse circulation (47 holes) and 8 273 metres of rotary air blast (171 holes) drilling to test the advanced targets of Bissa Hill and Gougré and complete reconnaissance work on the Sabse shear corridor over a strike length of six kilometres.

The results from the drilling programmes revealed that these targets did not meet Randgold Resources' criteria. Consequently it has been decided to terminate active exploration in Burkina Faso.

SENEGAL

Randgold Resources recently re-established operations in Senegal and is in the process of finalising receipt of a new permit referred to as Kanoumering. The Kanoumering property locates south of Sabodala mine within the Sabodala Belt. The permit has had approximately US$3 million expended on past exploration studies which have identified a number of gold targets.

NEW BUSINESS

During the course of 2001, eighteen different projects were reviewed in fourteen different countries. In line with our strategy, a large proportion of these were situated in West Africa. Some of these opportunities are still under review, but as the majority of these did not fit Randgold Resources' criteria for investment, they have not been pursued.


Botswana
Northern Province
North West
Gauteng
Mpumalanga
Swaziland

SOUTH AFRICAN OPERATIONS
EXPLORATION AND RESOURCE MANAGEMENT

In addition to your Company's exposure to the international gold industry through Randgold Resources, it also boasts an impressive South African mineral rights portfolio which it is turning to account. This portfolio comprises rights that it owns, rights that are held by partners in joint venture agreements and prospecting rights granted by other persons.

Also included in this portfolio are mineral rights that are owned by third parties and which are managed by the Company's wholly owned mineral rights management company, Minrico Limited. In terms of its agreements with these owners of mineral rights Minrico earns between 7.5% and 10% of all income generated for the owners.

When Randgold & Exploration was born out of the unbundling of Rand Mines Limited in 1992, it recognised the value of its extensive South African mineral rights holdings, and developed a business plan to enhance their potential by unlocking value from what was then a dormant asset base. The initial process was to collect, collate and where necessary verify by field visits, all historical data on the properties. Much of this information had been acquired over a hundred year period, but had not been systematically analysed. This was then integrated in an electronic database, and over a period of five years processed and collated into geological terrains. Regional base maps and reconnaissance programmes were carried out which culminated in the valuable data set of geological information now owned by the Company. The portfolio now comprises various "Mineral Packages" situated within geological terrains known to be prospective for diamonds, platinum, gold, base metals and industrial minerals.

ABOVE: Map of Minrico showing farms being actively explored in the Northern Provinces of South Africa.

Driven by the desire to create value through exploration and development, and faced with multiple commodity and precious metal targets, your Company developed the "Minrico" initiative. This concept focused on creating a platform with the necessary skills and back-up to be able to attract exploration joint venture partners to assist in exploring a total of 1.6 million hectares using the best and the most appropriate expertise.

Started in 1993, by 2001 your Company had developed Minrico to a level where it was able to sell its services to third parties, and in particular it attracted the attention of North American and Australian Juniors who were looking for exploration opportunities in South Africa. Today Minrico has 3.56 million hectares under its management, of which 1.6 million hectares belong to your Company and 1.96 million hectares that are owned by outside parties. In total, approximately 75% of these mineral rights are being explored by six different companies and during the year 2001 some R12 million was spent by those companies on the various exploration programmes.

In addition to the exploration being conducted through joint venture farm-in arrangements, your Company has initiated a diamond prospecting programme in Pilgrims Rest region. This exploration joint venture with Simmer & Jack Limited, the holders of the mineral rights, gives your Company a right to earn up a 50% participating interest in selected farms by spending funding and managing a phased exploration programme.

In addition, Minrico has been approached by the holders of various mineral prospects which might offer exploration or development opportunities, and it also constantly appraises new approaches for access to the rights under its managed portfolio.

As at the 2001 year end, your Company was directly involved in exploration programmes targeting the following minerals:

DIAMONDS

All of the Company's mineral rights in the Limpopo and Mpumalanga Provinces and as well as those belonging to ZIZA Limited, in the North West Province and Northern Cape and which the Company manages, are prospective for diamonds. Rio Tinto is conducting a highly skilled exploration programme in the four northern provinces of South Africa, a large portion of your Company's mineral rights are committed to a joint venture with them. SouthernEra is also actively exploring on a number of Randgold properties in the Limpopo Province.

De Beers Consolidated Mines Limited is active on 1 238 000 hectares of the ZIZA Limited portfolio north of Kuruman, and other major companies have shown an interest in the balance of that ground.

PLATINUM

A joint venture with Pan Palladium South Africa (Pty) Limited has been concluded over three Company farms on the northern limb of the Bushveld Complex, which covers the Platreef trend. Initial soil geochemistry has proved encouraging and one copper-nickel anomaly extends for five kilometres over two of the Company's properties. The third farm is yet to be sampled.

On the eastern limb of the complex Randgold & Exploration owns the platinum rights to Doornbosch in the Steelpoort area. The UG2 reef outcrops on the north of this property and both local and international companies have expressed strong interest in exploring the potential.

GOLD

Minrico has some Witwatersrand gold potential in its portfolio both on the East Rand and to the east of Virginia in the Free State. However these properties are at depth and will require a substantial and sustained rise in the gold price before they acquire any meaningful value. At present no exploration is taking place on these properties.

BASE AND FERROUS METALS

A number of Minrico and ZIZA Limited properties in the Northern Cape have iron and manganese potential. Sishen Iron Ore Company (Pty) Limited has a three year option over Company property adjacent to its Welgevonden target area.

A major exploration programme is in progress over the Morokweng Impact Structure which occurs on ZIZA Limited's ground in the Northern Cape. This geological feature has been likened to the Sudbury complex in Canada and is thus prospective for copper, nickel and PGMs.

RARE EARTHS

Due to the fact that China controls in excess of 80% of the world's reserves of rare earths, interest is being generated world wide to discover new deposits. Minrico has properties in the Northern Cape and Limpopo Provinces which have known occurrences of these elements. Discussions with an international company are currently underway to investigate the most beneficial way to turn these rights to account.

MINERAL AND PETROLEUM RESOURCES DEVELOPMENT BILL

Your Company has been heavily involved in the consultative and educational process which this Bill has engendered, with its senior management attending and presenting papers at seminars and conferences on the subject, meeting with officials from the Department of Minerals and Energy, and Parliamentarians.

Many of the objectives underlying the motivation for the Bill are concepts which your Company has, through the Minrico process, been implementing for some years.

The opportunity to attract exploration to this country through the focused marketing of its mineral potential lies as the corner stone of a business which has achieved considerable success in a short time. It is a formula which the new legislation should seek to implement by encouraging exploration without placing the security of rights at risk by creating a precedent of compensation-less acquisition.

DISPOSAL OF SURFACE HOLDINGS

A number of farms in the Northern Province were acquired from Rand Mines in 1993.

Of little commercial value, these properties are being disposed of as the Company is of the view that as an absentee landlord it added no value to the local community. Other than one property in Klipriver which is on the market, the Company owns no other farms.

NET FAIR ASSET VALUE STATEMENT
at 31 December 2001

Description	Units held	Percent held	Market value 31 Dec 2001 R000
Listed investments			
Durban Roodepoort Deep, Limited ordinaries	5 021 513	3.1	82 352
Durban Roodepoort Deep, Limited "B" options	1 378 781	15.4	276
Western Areas Limited	217 800	0.2	5 194
JCI Gold Limited	641 400	0.4	5 131
Consolidated African Mines Limited	26 653 900	4.0	12 527
Randgold Resources Limited	13 312 480	59.3	757 547
			863 027
Other assets			69 032
Liabilities			(165 725)
Net assets			766 334
Shares in issue (000)			41 702
Net fair asset value per share (cents)			1 838

The net fair asset value per share on 14 June 2002 was 2 336 cents per share in issue.

GROUP FINANCIAL REVIEW

for the year ended 31 December 2001

Income statements	**12 months ended 31 Dec 2001 R000**	12 months ended 31 Dec 2000 R000	9 months ended 31 Dec 1999 R000	12 months ended 31 Mar 1999 R000	12 months ended 31 Mar 1998 R000	18 months ended 31 Mar 1997 R000	12 months ended 30 Sept 1995 R000
Gold sales	**709 440**	450 705	213 566	309 168	298 521	192 022	58 952
Profit/(loss) before items below	**220 071**	41 033	(51 514)	4 485	(40 454)	17 083	5 259
Cancellation of management contracts	**-**	-	-	-	5 299	27 601	96 711
Profit on sale of interest in Morila	**-**	867 630	-	-	-	-	-
Profit/(loss) on sale of subsidiaries	**-**	-	6 021	(52 177)	56 079	5 460	-
Profit on sale of property, plant and equipment	**-**	-	-	58 320	-	21 985	22 984
Profit/(loss) on sale of investments	**(11 386)**	-	(7 774)	(49 040)	(146 711)	82 007	3 079
Interest and dividends	**18 924**	17 666	4 863	10 416	22 886	46 823	7 437
Interest paid	**(64 217)**	(114 952)	(24 346)	(35 219)	(29 465)	(21 031)	(325)
Preference dividends	**-**	-	-	(5 350)	(7 602)	(10 494)	-
Cash profit/(loss) before exploration	**163 392**	811 377	(72 750)	(68 565)	(139 968)	169 434	135 145
	(82 099)	(106 696)	(36 997)	(80 686)	(75 298)	(50 568)	(16 381)
Exploration and corporate expenditure	**(83 157)**	(107 678)	(37 689)	(85 867)	(86 617)	(64 359)	(23 104)
Exploration expenditure recovered	**1 058**	982	692	5 181	11 319	13 791	6 723
Cash profit/(loss)	**81 293**	704 681	(109 747)	(149 251)	(215 266)	118 866	118 764
Non-cash items	**(95 582)**	(634 921)	(428 154)	(153 160)	(193 472)	(71 722)	(31 340)
Depreciation and amortisation	**(66 808)**	(84 995)	(106 328)	(119 910)	(102 119)	(43 843)	(3 624)
Interest deferred	**(9 942)**	(11 527)	(14 571)	(15 449)	(9 032)	(4 240)	-
Provision for post-retirement benefits	**(25 000)**	-	2 367	-	(31 725)	-	-
Impairment write down - Syama mine	**-**	(541 852)	(277 155)	-	-	-	-
Equity losses	**-**	-	-	-	(32 927)	(27 420)	(27 716)
Gain/(loss) on financial instruments	**86 326**	25 452	(27 981)	-	-	-	-
Foreign exchange differences	**(79 169)**	(19 922)	(3 108)	(16 053)	(16 260)	3 781	-
Rehabilitation provision	**(989)**	(2 077)	(1 378)	(1 748)	(1 409)	-	-
(Loss)/profit before taxation	**(14 289)**	69 760	(537 901)	(302 411)	(408 738)	47 144	87 424
Taxation	**(1 016)**	(2 511)	(1 568)	(9 428)	3 146	(33 586)	(183)
(Loss)/profit after taxation	**(15 305)**	67 249	(539 469)	(311 839)	(405 592)	13 558	87 241
Minority interest	**(54 747)**	(48 214)	212 765	103 065	67 487	45 808	-
	(70 052)	19 035	(326 704)	(208 774)	(338 105)	59 366	87 241
Dividends declared	**-**	-	-	-	-	-	(3 804)
Net (loss)/profit	**(70 052)**	19 035	(326 704)	(208 774)	(338 105)	59 366	83 437

GROUP FINANCIAL REVIEW
for the year ended 31 December 2001

Balance sheets	**At 31 Dec 2001 R000**	At 31 Dec 2000 R000	At 31 Dec 1999 R000	At 31 March 1999 R000	At 31 March 1998 R000	At 31 March 1997 R000	At 30 Sept 1995 R000
Capital employed							
Total shareholders' equity	**164 072**	39 894	(12 662)	310 823	374 776	624 670	296 457
Interest of outside shareholders in subsidiaries net of losses	**(100 722)**	129 667	41 800	292 678	370 566	(1 168)	-
Long-term loans	**684 621**	334 150	393 997	427 062	273 449	420 925	69 873
Provision for environmental rehabilitation	**51 993**	27 422	10 550	9 362	11 901	4 411	297
Provision for post-retirement benefits	**53 077**	27 348	29 358	31 725	31 725	-	-
Loans from outside shareholders in subsidiaries	**259 044**	168 793	147 836	122 951	86 428	148 672	-
Deferred liabilities/revenue on financial instruments	**29 375**	11 110	49 081	-	-	-	-
Deferred tax	**-**	-	-	1 550	10 351	-	-
	1 141 460	738 384	659 960	1 196 151	1 159 196	1 197 510	366 627
Employment of capital							
Property, plant and equipment	**951 770**	582 527	841 163	784 064	826 656	440 168	49 334
Other assets	**28 420**	4 357	6 503	101 162	93 327	59 024	-
Investments	**105 482**	46 763	115 599	141 683	117 892	437 612	248 315
Net current assets/(liabilities)	**55 788**	104 737	(303 305)	169 242	121 321	260 706	68 978
	1 141 460	738 384	659 960	1 196 151	1 159 196	1 197 510	366 627
Ordinary share performance							
Ordinary shares on which net fair asset value is based (000)	**41 702**	41 437	41 394	41 375	41 373	40 918	37 841
Dividends per ordinary share (cents)	**-**	-	-	-	-	-	10
Net fair asset value per ordinary share (cents)*	**1 838**	516	837	1 209	783	3 873	1 257

** Refer to page 17.*

CORPORATE GOVERNANCE

INTRODUCTION

The Group is committed to the principles of openness, integrity and accountability as advocated in the King Report on Corporate Governance and accordingly has set out below its compliance with the Code of Corporate Practices and Conduct as required by the Listing Rules of the JSE Securities Exchange, South Africa. All the items of compliance have been in place for the entire period under review.

1 THE BOARD

The Board reserves the right to provide the strategic direction to the Company to the benefit of its shareholders. The Board meets at least quarterly and on such other occasions as are deemed necessary and at such meetings a formal schedule of matters is reserved for its consideration.

The directors are entitled to seek independent professional advice which they may arrange through the offices of the company secretary. Each director has unfettered access to the company secretary who remains responsible for ensuring that board procedures and all applicable rules and regulations are adhered to.

Each director is subject to re-election on a rotation basis every three years as required in terms of the articles of association.

2 THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The posts of chairman and chief executive officer vest in Mr R A R Kebble and the Board believes that this is in the best interest of the Company. The Board will review this decision when it deems it appropriate.

3 NON-EXECUTIVE DIRECTORS

The Board is committed to ensuring that non-executive directors remain in the majority. To date those directors classified as independent non-executives remain in the majority. The Board believes that their receipt of fees should not be interpreted as materially prejudicing their independence.

4 CONSTRUCTIVE USE OF THE ANNUAL GENERAL MEETING

It is the aim of the Company that the sentiments of shareholders should be reflected at the annual general meeting and for this reason it has been an unwritten policy of the Company that all resolutions should be considered by way of a ballot poll, and the number of proxies received be disclosed to those members in attendance.

The Company notes that the Companies Act specifies the time periods for the calling of the general meetings but because the Company has a large volume of shares held in the United States, in the form of American Depositary Receipts, it aims to extend the minimum period to allow for the distribution of the notice of the annual general meeting and such other general meeting notices and thereby encourage as wide a shareholder participation as possible.

5 INTERNAL CONTROLS

Randgold maintains systems of internal control. An external set of internal auditors monitors the operation of internal control systems, as requested, and reports findings and makes recommendations to management and the board of directors. Corrective action is taken to address control deficiencies and other opportunities as they are identified. It is, however, noted that no cost effective control system will preclude all errors and irregularities.

The Board acknowledges that it has responsibility for the overall and ongoing review of the internal control process.

45

6 AUDIT COMMITTEE

The audit committee comprises three non-executive directors appointed by the Board as follows:

DIRECTORS	Appointed
D Ashworth	4 May 2000
H C Buitendag	4 May 2000
G Fischer	23 May 2000

The Company's audit charter sets out the framework through which the committee reviews the Company's annual results, the effectiveness of its systems of internal control, internal audit procedures, legal and regulatory compliance and the cost effectiveness of the services provided by the internal and external auditors. The committee also reviews the scope of work carried out by the Company's external and internal auditors and holds discussions with the external auditors at least once per year.

The Board believes that the members of the audit committee are independent as defined by the rules of the Nasdaq Stock Market.

7 REMUNERATION COMMITTEE

The remuneration committee comprises three non-executive directors appointed by the Board as follows:

DIRECTORS	Appointed
D Ashworth	4 May 2000
H C Buitendag	4 May 2000
G Fischer	4 May 2000

The committee's primary role is to determine, on behalf of the Board, senior executive remuneration policy and the remuneration and other terms and conditions of employment of the Company's executive director.

7.1 Senior Executive Remuneration Policy

The Company's objective is to provide senior management, including executive directors, with a competitive remuneration package which will attract and retain executives of the highest calibre and will encourage and reward superior performance in the manner consistent with the interests of shareholders. The remuneration committee's policies are designed to meet these objectives and to ensure that the individual directors are fairly and responsibly rewarded for their respective contributions to the Company's performance.

The Company has no liability in respect of retirement provisions for executive directors. The Company does, however, provide a vehicle in the form of a defined contribution fund into which employees, including executive directors, may contribute for the purpose of providing for retirement. Whilst a contribution is made by the Company on behalf of employees, none is effected on behalf of executive directors.

7.2 The Level and Make-up of Remuneration

7.2.1 Executive Remuneration

The remuneration package of the Company's chairman and chief executive officer comprises a basic salary and an annual bonus and he participates in the Company's share option scheme. The total amount of remuneration in respect of year to 31 December 2001 was R924 000 (31 December 2000:R654 000), full details of which are given below:

DIRECTORS	Basic salary/Fees		Bonus		Total	
	31 Dec 2001 R	31 Dec 2000 R	**31 Dec 2001 R**	31 Dec 2000 R	**31 Dec 2001 R**	31 Dec 2000 R
EXECUTIVE						
R A R Kebble	**654 000**	654 000	**270 000**	-	**924 000**	654 000
NON-EXECUTIVE						
D Ashworth	-	-	-	-	-	-
H C Buitendag	**20 500**	19 500	-	-	**20 500**	19 500
G Fischer	**19 500**	19 500	-	-	**19 500**	19 500

7.2.2 Directors' Fees

The articles of association provide that the directors' fees should be determined from time to time by ordinary resolution. As the issue of directors' fees concerns all the directors on the board of the Company, members will be requested at the forthcoming annual general meeting to fix the fees of the directors at R3 500 per meeting.

7.3 Share Options

Since 1993, the Company has operated a share option scheme under which senior management, including executive directors, may be offered options over the Company's ordinary shares. Awards to executive directors are determined by the remuneration committee and are designed to motivate directors to achieve the Company's strategic objectives.

Share options are not subject to any performance criteria for individual executive directors. Any options provided to an employee (which includes executive directors) as defined by the rules of the scheme, are subject to an upper limit of two per cent of the Company's issued ordinary share capital. The exercise price of any new share options is determined as the closing price of the share on the trading day preceding that on which the person was granted the option.

The scheme provides for the early exercise of all options in the event of an acquisition of such number of shares as would require an offer to be made to all other shareholders of the Company.

7.3 Share Options (continued)

Details of options held by directors are as follows:

DIRECTORS	Number of Options				Exercise price	Market price at the date of exercise	Date from which exerci-sable	Expiry date
	At 31 Dec 2001	During the period		At 31 Dec 2000				
		Granted	Exercised					
EXECUTIVE								
R A R Kebble*	**86 600**	-	-	86 600	12.00	-	01.08.96	31.07.06
NON-EXECUTIVE								
D Ashworth	**81 200**	-	-	81 200	12.50	-	11.01.96	10.01.05

* Mr Kebble is entitled to exercise 1 666 ordinary options awarded in terms of the provisions of the 1995 Capitalisation Award. If unexercised these options lapse on 10 November 2005.

7.4 Service Contracts

None of the directors of Randgold, except Mr R A R Kebble, has a service contract. Mr Kebble entered into a consultancy agreement to serve as the executive chairman with effect from 6 March 1998 at an annual salary of R600 000. Mr Kebble has an indefinite term contract subject to 30 days' written notice and is entitled to a bonus dependent on the performance of the Randgold share price calculated on the basis of the closing price of the Randgold shares on the JSE Securities Exchange SA on the last trading day of the period of 12 months in respect of which the bonus is calculated.

8 DIRECTORS' SHAREHOLDINGS

In addition to the options listed above, the interests of the directors in the ordinary shares of the Company are set out below:

DIRECTORS	**At 31 Dec 2001 Number**	At 31 Dec 2000 Number	Beneficial/ Non-beneficial
R A R Kebble *(note 1)*	**1 350 000**	92 000	Beneficial
R A R Kebble *(note 2)*	**1 862 002**	1 555 448	Non-beneficial
D Ashworth	**1 666**	1 666	Beneficial
H C Buitendag	**1 000**	1 000	Beneficial

Note 1: 1 250 000 ordinary shares are held by Fradey Nominees (Pty) Limited for and on behalf of Mr RAR Kebble.

Note 2: The non-beneficial shareholding attributable to R A R Kebble relates to his 15.2% shareholding in Consolidated African Mines Limited which holds 12 250 016 shares in the Company.

CORPORATE GOVERNANCE
Continued

9 EMPLOYEE PARTICIPATION

A philosophy of two-way, open and honest communication has been adopted. Employee participation is further enhanced by the interactive performance management process whereby team members contract their key performance areas with their leaders and obtain annual assessments.

10 EMPLOYMENT POLICY

The Group is committed to the employment and promotion of diverse people. This policy is considered necessary so that a continually improving social environment exists in which business can be successfully conducted. In addition, team-interaction between diverse people is being promoted in order to stimulate innovative thought and create new business opportunities.

11 ENVIRONMENT POLICY

Group operations are required to minimise their impact on the environment taking into account the limits of existing technologies. The Group is committed to obtaining compliance with international certification standards in all its businesses.

12 RESERVES AND RESOURCES

Randgold adheres to the requirements of the SAMREC code when quoting reserves and resources. All reserves and resources of Randgold Resources are defined according to the guidelines of the Australian Institute of Mining and Metallurgy, which are materially the same as the SAMREC code and in line with the Listing Rules of UKLA (FSA). Statements are prepared by Randgold Resources' competent persons' team in consultation with its joint venture partners.

By order of the Board



David J Haddon
Secretary
14 June 2002

GROUP STRUCTURE



Randgold & Exploration Company Limited
Bentonite Nominees Limited
Doornrivier Minerals Limited
Corgroup (Neptune) Investments Limited
Pan African Exploration Syndicate (Proprietary) Limited
Rand Mines Lands Limited
Continental Base Metals Mining Company (Proprietary) Limited
Randgold Prospecting and Mineral Holdings Limited
Randgold Finance (BVI) Limited
First Wesgold Mining (Proprietary) Limited
Minrico Limited
Randgold Resources (Holdings) Limited
59%
Randgold Resources Limited
Randgold Resources (Côte d'Ivoire) Limited
Randgold Resources Côte d'Ivoire SARL
Randgold Resources (Mali) Limited
Randgold Resources Mali SARL
Randgold Resources (Senegal) Limited
Randgold Resources Tanzania (T) Limited
Mining Investments Jersey Limited
50%
Morila Limited
80%
Société des Mines de Morila SA (Morila)
Randgold Resources (Somisy) Limited
75%
Société des Mines de Syama SA (Somisy)
Randgold Resources (Somilo) Limited
80%
Société des Mines de Loulo SA (Somilo)
65%
Joint Venture Oxford/Randgold SARL

Note: Unless indicated, all companies are wholly-owned.

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

for the year ended 31 December 2001

The directors are responsible for the preparation, integrity and objectivity of the Company financial statements and the Group financial statements.

In order to discharge this responsibility, the Group maintains internal accounting and administrative control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with the Group's policies and procedures.

The financial statements which appear on pages 28 to 53 were approved by the board of directors on 14 June 2002 and signed on its behalf by

Kebble

R A R Kebble
Executive Chairman

Johannesburg
14 June 2002

CERTIFICATE BY THE COMPANY SECRETARY

In terms of Section 268G(d) of the Companies Act, 1973, as amended, I certify that the Group has lodged with the Registrar all such returns as required by the Companies Act.

It is confirmed that at the present time , and since the dematerialisation of Randgold & Exploration scrip on 3 December 2001, the reconcilation of the Company's share register is subject to inaccuracies and time delays. The Company's register of beneficial holders is not available within the time limits prescribed by section 140A (3) and (4) of the Companies Act, 1978 as amended. Every effort is being made to rectify this state of affairs.

David Haddon

DJ Haddon
Company Secretary

14 June 2002

REPORT OF THE INDEPENDENT AUDITORS

We have audited the Company and Group annual financial statements of Randgold & Exploration Company Limited set out on pages 28 to 53 for the year ended 31 December 2001. These financial statements are the responsibility of the directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 December 2001 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.

Chartered Accountants (SA)

Registered Accountants and Auditors

Johannesburg, South Africa

14 June 2002

DIRECTORS' REPORT

for the year ended 31 December 2001

The directors submit their report for the year ended 31 December 2001.

INCORPORATION

The Company was incorporated in the Republic of South Africa, on 29 September 1992, under registration number 1992/005642/06.

NATURE OF BUSINESS

The Company forms part of an African gold mining group. Its principal interests are: **Randgold Resources Limited** (listed on the London Stock Exchange) which is the joint venture partner, with AngloGold Limited, in the Morila gold mine. Randgold Resources also has a wide range of development and exploration projects in West Africa; and **Minrico Limited** which manages an extensive portfolio of mineral rights in South Africa.

FINANCIAL REPORTING

The directors are required by the Companies Act to prepare financial statements which fairly present the state of affairs of the Company and the Group as at the end of the financial period and the profit or loss for that period, in conformity with South African Statements of Generally Accepted Accounting Practice.

The financial statements as set out in this report have been prepared by management in accordance with South African Statements of Generally Accepted Accounting Practice and are based on appropriate accounting policies which have been consistently applied and which are supported by reasonable and prudent judgements and estimates.

The directors are of the opinion that the financial statements fairly present the financial position of the Company and the Group as at 31 December 2001, and the results of their operations and cash flow information for the year then ended.

The directors are satisfied that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Company continues to adopt the going-concern basis in preparing the financial statements.

CORPORATE GOVERNANCE

The directors support the principles of openness, integrity and accountability and accept that an effective system of Corporate Governance is fundamental to the fulfilment of the Company's corporate responsibilities and to the attainment of its financial objectives.

Following the publication of the King Report on Corporate Governance, the Board has reassessed the Company's policies so as to bring them in line with current requirements. These policies relate inter alia to the duties of the Board, to the delegation of powers to the various board committees and to specifying responsibilities and levels of authority. Shareholders are referred to pages 20 to 24 for the detailed Corporate Governance statement.

FINANCIAL RESULTS

The financial results of the Company and Group are set out on pages 30 to 53.

SHARE CAPITAL

The authorised share capital of the Company is R750 000 divided into 75 000 000 ordinary shares of 1 cent each. The issued share capital increased by 264 502 ordinary shares of 1 cent each to 41 701 921 (31 December 2000:41 437 419) due to the exercise of employee share options.

Members will be requested to place the unissued shares under the control of the directors for a further year. Members will be requested to authorise the directors of the Company to issue shares held under their control for cash. This will enable the directors to take advantage of such favourable circumstances as may arise to the benefit of the Company.

DIVIDENDS

No dividends have been declared.

SHARE OPTION SCHEME

The directors issued options to employees in terms of the provisions of the Randgold (1993) Share Option Scheme. The following summary is included in this report as required by the rules of the scheme:

	Available	Granted	Average price per share SA rands	Exercised	Average price per share SA rands	Total
Balance at 31/12/1999	19 605	3 733 653	-	3 246 742	-	7 000 000
Shares exercised during the period	-	(37 500)	-	37 500	7.28	-
Shares granted during the period	-	-	-	-	-	-
Shares lapsed during the period	471 016	(471 016)	-	-	-	-
Balance at 31/12/2000	490 621	3 225 137	-	3 284 242	-	7 000 000
Shares exercised during the period	-	**(264 502)**	-	**264 502**	**8.81**	-
Shares granted during the period	-	-	-	-	-	-
Shares lapsed during the period	**33 400**	**(33 400)**	-	-	-	-
Balance at 31/12/2001	**524 021**	**2 927 235**	-	**3 548 744**	-	**7 000 000**

DIRECTORATE

At the last annual general meeting, Messrs D Ashworth and RAR Kebble were re-elected as directors.

The directors of the Company at the date of the report are listed on page 55. In terms of the Company's Articles of Association, Messrs HC Buitendag and G Fischer retire by rotation. They are eligible and have offered themselves for re-election.

SHAREHOLDING OF DIRECTORS

Shareholders are referred to the Corporate Governance statement for details of the directors' shareholdings.

INCOME STATEMENTS
for the year ended 31 December 2001

	Notes	COMPANY Year ended 31 Dec 2001 R000	COMPANY Year ended 31 Dec 2000 R000	GROUP Year ended 31 Dec 2001 R000	GROUP Year ended 31 Dec 2000 R000
REVENUES					
Gold sales		-	-	**709 440**	450 705
Dividends and interest received		**662**	4 112	**18 924**	17 666
Management and other fees received		**1 060**	1 104	**325**	2 569
Profit on sale of interest in Morila	18.1	-	-	-	867 630
Sundry income - net		**2 966**	1 202	**16 547**	77 295
		4 688	6 418	**745 236**	1 415 865
COSTS AND EXPENSES					
Production costs		-	-	**(315 743)**	(370 011)
Selling, administration and general expenses		**(10 134)**	(7 167)	**(105 640)**	(23 391)
Transport and refinery costs		-	-	**(4 624)**	(1 585)
Change in product inventory		-	-	**3 431**	(36 839)
Transfer to deferred stripping costs		-	-	**22 101**	2 772
Cash operating costs		**(10 134)**	(7 167)	**(400 475)**	(429 054)
Royalties		-	-	**(49 330)**	(26 261)
Total cash costs		**(10 134)**	(7 167)	**(449 805)**	(455 315)
Gain/(loss) on financial instruments		-	-	**86 326**	25 452
Interest expense		**(14 179)**	(6 565)	**(72 343)**	(126 479)
Depreciation and amortisation		**(1 427)**	(2 118)	**(66 808)**	(84 995)
Exploration and corporate expenditure		-	-	**(82 099)**	(106 696)
Rehabilitation provision		-	-	**(2 508)**	(2 077)
Provision for post-retirement benefits	12	**(25 000)**	-	**(25 000)**	-
Loss on sale of investments		**(857)**	-	**(11 386)**	(23 845)
Foreign exchange differences		**(7 715)**		**(79 169)**	(19 922)
Impairment of assets - Syama mine	22	-	-	-	(541 852)
Sundry expenses - net		-	(13 963)	**(56 733)**	(10 376)
		(59 312)	(29 813)	**(759 525)**	(1 346 105)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXES AND MINORITY INTEREST	23	**(54 624)**	(23 395)	**(14 289)**	69 760
Income and mining tax expense	2	-	-	**(1 016)**	(2 511)
(Loss)/profit on ordinary activities before minority interest		**(54 624)**	(23 395)	**(15 305)**	67 249
Minority interest		-	-	**(54 747)**	(48 214)
Net (loss)/income		**(54 624)**	(23 395)	**(70 052)**	19 035
(Loss)/earnings per share (cents)	3			**(168)**	46
Fully diluted (loss)/earnings per share (cents)	3			**(168)**	46
Headline (loss) per share (cents)	3			**(168)**	(2 049)

BALANCE SHEETS
at 31 December 2001

	Notes	COMPANY 31 Dec 2001 R000	COMPANY 31 Dec 2000 R000	GROUP 31 Dec 2001 R000	GROUP 31 Dec 2000 R000
ASSETS					
Current assets					
Receivables	4	**3 834**	8 943	**202 452**	189 331
Inventories	5	**-**	-	**116 721**	79 884
Restricted cash	6	**-**	-	**53 598**	-
Cash and cash equivalents		**7 949**	742	**88 937**	486 074
Total current assets		**11 783**	9 685	**461 708**	755 289
Property, plant and equipment	7	**11 375**	11 214	**951 770**	582 527
Investments	8	**81 775**	27 282	**105 482**	46 763
Interest in subsidiary companies	9	**305 433**	259 121	**-**	-
Other long-term assets	10	**-**	1 407	**28 420**	4 357
Total assets		**410 366**	308 709	**1 547 380**	1 388 936
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	11	**112 648**	37 228	**374 498**	617 299
Income and mining taxes payable		**-**	3 243	**10 959**	19 095
Bank overdraft		**-**	-	**20 463**	14 158
Total current liabilities		**112 648**	40 471	**405 920**	650 552
Long-term liabilities					
Provision for post-retirement benefits	12	**53 077**	27 348	**53 077**	27 348
Long-term loans	13		-	**684 621**	334 150
Provision for environmental rehabilitation	14	**-**	-	**51 993**	27 422
Loans from outside shareholders in subsidiaries	15	**-**	-	**259 044**	168 793
Deferred income and mining taxes	2	**-**	-	**-**	-
Liabilities on financial instruments	16	**-**	-	**29 375**	11 110
Total long-term liabilities		**53 077**	27 348	**1 078 110**	568 823
Total liabilities		**165 725**	67 819	**1 484 030**	1 219 375
Interest of outside shareholders in subsidiaries' losses		**-**	-	**(100 722)**	129 667
Shareholders' equity					
Share capital		**417**	414	**417**	414
Share premium		**271 576**	269 995	**271 576**	269 995
Other reserves		**(60 052)**	(116 843)	**679 662**	487 016
(Accumulated losses)/retained profits		**32 700**	87 324	**(787 583)**	(717 531)
Total shareholders' equity		**244 641**	240 890	**164 072**	39 894
Total liabilities and shareholders' equity		**410 366**	308 709	**1 547 380**	1 388 936

STATEMENT OF SHAREHOLDERS' EQUITY

for the year ended 31 December 2001

GROUP

	Number of shares	Share capital R000	Share premium R000	Accumu-lated losses R000	Other reserves R000	Total R000
Balance – 31 December 1999	41 394 162	414	269 768	(738 989)	456 145	(12 662)
Net profit for the year	-	-	-	19 035	-	19 035
Share options exercised	43 257	-	227	-	-	227
Exchange difference arising on translation of foreign subsdiary	-	-	-	-	35 109	35 109
Listed investments – marked to market	-	-	-	-	(15 414)	(15 414)
Balance – 31 December 2000	41 437 419	414	269 995	(719 954)	475 840	26 295
Change in accounting policy *in respect of IAS 39*		-	-	2 423	11 176	13 599
Restated balance - 1 January 2001	**41 437 419**	**414**	**269 995**	**(717 531)**	**487 016**	**39 894**
Net loss for the year	**-**	**-**	**-**	**(70 052)**		**(70 052)**
Share options exercised	**264 502**	**3**	**1 581**			**1 584**
Exchange difference arising on translation of foreign subsidiary					**171 404**	**171 404**
Dilution – due to share capital movements in subsidiary					**(21 815)**	**(21 815)**
Listed investments – marked to market					**72 408**	**72 408**
Movement on cash flow hedges					**(29 351)**	**(29 351)**
Balance - 31 December 2001	**41 701 921**	**417**	**271 576**	**(787 583)**	**679 662**	**164 072**

STATEMENT OF SHAREHOLDERS' EQUITY

for the year ended 31 December 2001

COMPANY

	Number of shares	Share capital R000	Share premium R000	Accumulated profits R000	Other reserves R000	Total R000
Balance – 31 December 1999	41 394 134	414	269 768	110 719	(91 513)	289 388
Net loss for the year	-	-	-	(23 395)	-	(23 395)
Share options exercised	43 285	-	227	-	-	227
Listed investments – marked to market	-	-	-	-	(25 330)	(25 330)
Balance – 31 December 2000	41 437 419	414	269 995	87 324	(116 843)	240 890
Net loss for the year				(54 624)		(54 624)
Share options exercised	264 502	3	1 581			1 584
Listed investments – marked to market					56 791	56 791
Balance – 31 December 2001	**41 701 921**	**417**	**271 576**	**32 700**	**(60 052)**	**244 641**

The authorised share capital of the Company at 31 December 2001 and 31 December 2000 was 75 000 000 shares of 1 cent.

An analysis of other reserves at 31 December 2001 is as follows:

	COMPANY R000	GROUP R000
• Mark to market of listed investments (cumulative)	**(60 052)**	**22 377**
• Exchange differences arising on translation of foreign subsidiary (cumulative)	**-**	**310 506**
• Gain arising on dilution of holding in subsidiary/associate due to issue of shares by subsidiary/associate (cumulative)	**-**	**364 954**
• Change in accounting policy in respect of IAS 39		**(18 175)**
	(60 052)	**679 662**

CASH FLOW STATEMENTS
for the year ended 31 December 2001

	Notes	COMPANY Year ended 31 Dec 2001 R000	COMPANY Year ended 31 Dec 2000 R000	GROUP Year ended 31 Dec 2001 R000	GROUP Year ended 31 Dec 2000 R000
CASH FLOW FROM OPERATING ACTIVITIES					
(Loss)/income before tax		**(54 624)**	(23 395)	**(14 289)**	69 760
Deferred interest		**2 318**	-	**9 943**	11 527
Transfer to deferred stripping		**-**	-	**(22 101)**	(2 772)
Unrealised foreign exchange loss/ translation differences		**3 626**	-	**222 707**	30 605
Depreciation and amortisation		**1 427**	2 117	**66 808**	84 995
Loss on disposal of investments		**857**	-	**11 386**	23 845
Impairment of assets – Syama mine	22	**-**	-	**-**	541 852
(Gain)/loss on financial instruments		**-**	-	**-**	(15 956)
Profit on disposal of interest in Morila	18.1	**-**	-	**-**	(867 630)
Provision for post-retirement benefits		**25 000**	-	**25 000**	-
Net increase/(decrease) in provision for environmental rehabilitation		**-**	-	**8 673**	16 872
Effects of changes in operating working capital items:					
• receivables		**5 110**	18 853	**91 080**	(82 194)
• inventories		**-**	-	**9 476**	(38 182)
• accounts payable and accrued liabilities (excluding short-term portion of long-term loans)		**588**	27 551	**(89 628)**	40 133
Net cash provided by/(utilised in) operations		**(15 698)**	25 126	**319 055**	(187 145)

CASH FLOW STATEMENTS
for the year ended 31 December 2001

	Notes	COMPANY Year ended 31 Dec 2001 R000	COMPANY Year ended 31 Dec 2000 R000	GROUP Year ended 31 Dec 2001 R000	GROUP Year ended 31 Dec 2000 R000
CASH FLOW FROM INVESTING ACTIVITIES					
Additions to non-current investments		-	-	-	(604)
Additions to property, plant and equipment		(245)	-	(175 752)	(645 707)
Additons to investments		(128)	-	(168)	
Proceeds on disposal of investments		1 569	-	2 474	37 489
Proceeds on disposal of property, plant and equipment		63	-	29 144	-
Proceeds on sale of interest in Morila	18.1	-	-	-	916 370
Post-retirement benefits paid		-	(2 010)	-	(2 010)
Cash held by Morila on disposal	18.1		-	-	(8 768)
Net cash flow from/(utilised in) investing activities		**1 259**	*(2 010)*	**(144 302)**	*296 770*
CASH FLOW FROM FINANCING ACTIVITIES					
Ordinary shares issued		1 584	227	1 584	227
Share buyback: outside shareholders' portion		-	-	(296 335)	-
Short-term loans		70 000	-	70 000	-
Repayment of bond		-	-	(429 676)	-
Increase in long-term loans and loans from outside shareholders in subsidiaries - net (including short-term portion)		-	-	129 830	458 775
Loans (advanced)/received from subsidiaries		(49 938)	42 537	-	-
Net cash from/(utilised in) financing activities		**21 646**	42 764	**(524 597)**	459 002
Net increase/(decrease) in cash and equivalents		**7 207**	65 880	**(349 844)**	568 627
Cash and equivalents at beginning of year		**742**	(65 138)	**471 916**	(96 711)
Cash and cash equivalents at end of year (including restricted cash)		**7 949**	742	**122 072**	471 916

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

1 PRINCIPAL ACCOUNTING POLICIES

The financial statements, which are prepared on the historical cost basis, comprise the following accounting policies which conform with South African Statements of Generally Accepted Accounting Practice and, other than noted in 1.19, are consistent with those of the previous year.

1.1 **General:** The financial statements are presented in SA rand. Monetary assets and liabilities in foreign currencies are translated to SA rand at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions, occurring in currencies other than the SA rand, are included in net income.

1.2 **Consolidation:** The consolidated financial information includes the financial statements of the Company, its subsidiaries and joint ventures.

A company in which the Group has directly or indirectly, through other subsidiary undertakings, a controlling interest, is classified as a subsidiary undertaking. The minority interest in the consolidated equity and in the consolidated results are shown separately. Inter-company accounts and transactions are eliminated on consolidation.

Joint ventures are those investments in which the Group has joint control. The proportion of assets, liabilities, income and expenses and cash flow of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal.

For self-sustaining foreign entities, assets and liabilities are translated using the closing rates, and income statements are translated at average rates. Differences arising on translation are taken directly to shareholders' equity.

Any excess or deficits of the purchase price, when compared to the fair value of the subsidiary or joint venture acquired, is attributed to mineral property interests and amortised in terms of the Group accounting policies.

1.3 **Investments:** Listed investments, which are classified as available-for-sale are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders equity. Long-term investments in unlisted companies are accounted for at cost. Realised gains and losses are included in determining net income and loss. For all long-term investments, unrealised losses are included in determining net income or loss where it is felt that a significant decline in the value of the investment, other than temporary, has occurred.

1.4 **Cash and cash equivalents** include all highly liquid investments with a maturity of three months or less at the date of purchase.

1.5 **Inventories,** which include ore stockpiles, gold in-process, and supplies, are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the next ten years. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design.

1.6 **Exploration costs** are expensed as incurred. Costs related to property acquisitions and mineral and surface rights are capitalised.

1.7 **Undeveloped properties,** upon which the Group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost. Where the directors consider that there is a little likelihood of the properties being exploited, or the value of the exploitation rights has diminished below cost, a write-down is recorded.

1.8 **Development costs and mine plant facilities** relating to existing mines are capitalised. Development costs consist primarily of direct expenditure to develop an ore body for economic exploitation and to expand the production capacity of existing operating mines. Following the completion of a bankable feasibility study, development costs, which include interest on borrowed funds, used to place new mines into production and to complete major development projects at operating mines are capitalised. Ongoing cost to maintain production are expensed as incurred.

1.9 **Deferred stripping costs:** The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio.

1.10 **Non-mining fixed assets and depreciation:** Land is shown at cost and is not depreciated. Buildings and other non mining fixed assets are shown at cost less accumulated depreciation.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

1.11 **Depreciation and amortisation** of mining properties, mineral and surface rights, mine development costs and mine plant facilities is charged over the life of the mine based on the proportion of reserves mined during the year in relation to estimated proven and probable total ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Other fixed assets are depreciated principally on a straight line basis over their estimated useful lives of two to five years.

1.12 **Mining property evaluations:** Recoverability of the long-term assets of the Group, which include development costs, deferred stripping costs and undeveloped property costs, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Reductions in the carrying value of the long-term assets of the Group are recorded to the extent the remaining investment exceeds the estimate of future discounted net cash flows.

1.13 **Rehabilitation costs:** The net present value of future rehabilitation cost estimates is recognised and provided for in the financial statements and capitalised to mining assets on initial recognition. The estimates are reviewed annually and are discounted using rates that reflect the time value of money.

Annual increases in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalised to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

1.14 **Provisions** are recognised when the Group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

1.15 **Gold sales:** Revenue arising from gold sales is recognised when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

1.16 **Management and other fees** are recognised when services are delivered.

1.17 **Dividends** received are recognised when receivable.

1.18 **Interest** is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

1.19 **Derivatives:** During the year, the Group adopted International Accounting Standard 39 ("IAS 39"), financial instruments: Recognition and Measurement, effective 1 January 2001.

Previously gains and losses on derivative instruments, which effectively established minimum prices for designated future production were recognised in revenue when the planned production was delivered. Derivatives which were not designated to future production were accounted for on a mark-to-market basis and the associated gains and losses were immediately recognised in income.

Under the new Accounting standard, all derivatives are recognised on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

On the date a derivative contract is entered into, the Group designates the derivative for accounting purposes as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognised directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

Recognition of derivatives which meet the criteria for the normal purchases, normal sales exception are deferred until settlement.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement.

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Group formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

1 PRINCIPAL ACCOUNTING POLICIES *(contd)*

With the adoption of the Accounting Standard at 1 January, 2001, certain of the Group's derivatives qualified for cash flow hedge accounting. The effect on the opening and subsequent year's reserves has been disclosed in the consolidated statement of changes in shareholders' equity.

Certain of the Company's derivatives do not qualify for hedge accounting. The effect has been disclosed as an adjustment to accumulated losses in the statements of consolidated shareholders' equity.

1.20 **Income and mining taxes:** The Group follows the fully comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognised for the tax consequences of timing differences, by applying current statutory tax rates applicable to future years to differences between the financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

1.21 **Earnings/loss per share** is computed by dividing the profit by the weighted average number of ordinary shares in issue during the period. Diluted earnings/loss per share is presented when the inclusion of potential common shares has a dilutive effect on earnings/loss per share.

1.22 **Employee benefits:** *Pension and Provident Funds:* The Company contributes to a number of retirement plans on behalf of its employees all of which are defined contribution in nature. The Company's contributions to these plans are charged to the income statement in the year to which they relate.

Post-Retirement Medical Benefits: The Company has an obligation to provide certain medical aid benefits to certain pensioners and their dependents. A liability for these retirees and their dependents has been accrued in full based on an actuarial valuation.

	COMPANY		GROUP	
	Year ended 31 Dec 2001 R000	Year ended 31 Dec 2000 R000	**Year ended 31 Dec 2001 R000**	Year ended 31 Dec 2000 R000
2 INCOME AND MINING TAXES				
South African taxation				
Current				
• income and mining taxation	**-**	-	**-**	-
• prior year adjustments	**-**	-	**-**	-
Deferred				
• income and mining taxation	**-**	-	**-**	-
Foreign taxation	**-**	-	**(1 016)**	(2 511)
	-	-	**(1 016)**	(2 511)

South African non-mining current tax is paid on taxable income at 30%. For the years presented, no significant mining operations were conducted in South Africa. Foreign taxation consists of taxation paid by the Malian company, Somisy S.A., which is based on the greater of 35% of that company's taxable income or 0.75% of gross revenue earned by that company. The operating joint venture, Morila, benefits from a five year tax holiday in Mali. Major items causing the Company's income tax provision to differ from the estimated effective South African non-mining tax rate of 30% were as follows:

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

	COMPANY		GROUP	
	31 Dec 2001 R000	31 Dec 2000 R000	**31 Dec 2001 R000**	31 Dec 2000 R000
2 INCOME AND MINING TAXES *(contd)*				
Taxation at statutory rate	**16 387**	7 019	**4 287**	(20 928)
Disallowable expenditure/deferred income and mining tax valuation allowances	**(16 387)**	(7 019)	**(5 301)**	18 417
	-	-	**(1 016)**	(2 511)

No net deferred tax assets have been recognised in the periods presented for the tax losses carried forward as their recoverability is not deemed "more than likely". The operations at Syama have assessable non-capital tax loss carry forwards of R1 420 million (2000: R1 216 million) and capital expenditure carry forwards of R974 million (2000: R937 million) for deduction against future mining income. The assessable non-capital tax loss carry forwards do not expire. However the capital expenditure carry forward losses are available only for the Syama operations and expire within five years as follows:

	R
Fiscal 2002	351 million
Fiscal 2003	286 million
Fiscal 2004	206 million
Fiscal 2005	108 million
Fiscal 2006	23 million

The Morila operation has no assessable capital expenditure carry forwards as at 31 December 2001 and 2000 respectively, for deduction against future mining income.

	R000 (Numerator)	Shares (000) (Denominator)	Per-share amount (cents)
3 EARNINGS/(LOSS) PER SHARE			
(a) Earnings/(loss) per share/fully diluted earnings per share			
For the year ended 31 December 2001 basic loss per share			
Shares outstanding at 1 January 2001	-	**41 437**	-
Weighted average number of shares issued during the period	-	**141**	-
Loss available to shareholders	**(70 052)**	**41 578**	**(168)**
Effect of dilutive securities			
Share options issued to employees	-	-	-
Fully diluted loss per share	**(70 052)**	**41 578**	**(168)**
For the year ended 31 December 2000			
Basic earnings per share			
Shares outstanding 1 January 2000	-	41 394	-
Weighted average number of shares issued during the period	-	11	-
Income available to shareholders	19 035	41 405	46
Effect of dilutive securities			
Share options issued to employees	-	116	-
Fully diluted earnings per share	19 035	41 521	46

(The effects of the convertible bonds have been excluded from the above as they are anti-dilutive.)

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

	Income/(loss) on ordinary activities* R000	Income tax R000	Minority share-holders' interest R000	Net loss R000
3 EARNINGS/(LOSS) PER SHARE *(contd)*				
(b) Headline loss per share				
The calculation of headline loss per share is derived from the consolidated net income after taxation adjusted as below, divided by the basic weighted average number of shares in issue during the year.				
i) Year ended 31 December 2001				
Loss	**(14 289)**	**(1 016)**	**(54 747)**	**(70 052)**
Headline loss	**(14 289)**	**(1 016)**	**(54 747)**	**(70 052)**
ii) Year ended 31 December 2000				
Income	69 760	(2 511)	(48 214)	19 035
Adjusted for				
• Profit on sale of interest in Morila	(867 630)	-	-	(867 630)
Headline loss	(797 870)	(2 511)	(48 214)	(848 595)

* *before taxes and minority interest*

	COMPANY		GROUP	
	31 Dec 2001 R000	31 Dec 2000 R000	**31 Dec 2001 R000**	31 Dec 2000 R000
4 RECEIVABLES				
Trade	**-**	-	**28 812**	134 463
Taxes	**1 166**	209	**41 814**	17 924
Syama equipment debtors	**-**	-	**32 609**	-
Other	**2 668**	8 734	**99 217**	36 944
	3 834	8 943	**202 452**	189 331
5 INVENTORIES				
Ore stockpiles	**-**	-	**15 730**	7 418
Gold in-process	**-**	-	**12 135**	2 539
Consumable stores	**-**	-	**88 856**	69 927
	-	-	**116 721**	79 884
6 RESTRICTED CASH				
Debt service reserve	**-**	-	**53 598**	-

The debt service reserve account relates to the NM Rothschild & Son Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila Project Loan. Refer to Note 13(e).

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

	COMPANY		GROUP	
	31 Dec 2001 R000	31 Dec 2000 R000	**31 Dec 2001 R000**	31 Dec 2000 R000
7 PROPERTY, PLANT AND EQUIPMENT				
Mine properties, mine development costs and mine plant facilities				
Cost				
• at beginning of period	-	-	**965 194**	1 143 966
• foreign exchange movement	-	-	**637 230**	-
• additions	-	-	**159 502**	645 707
• disposals	-	-	**(61 230)**	(418 398)
• write-down due to impairment	-	-	-	(406 081)
	-	-	**1 700 696**	965 194
Accumulated depreciation				
• at beginning of period	-	-	**444 647**	361 769
• foreign exchange movement	-	-	**354 846**	-
• charge for the period	-	-	**65 381**	82 878
	-	-	**864 874**	444 647
Net book value	-	-	**835 822**	520 547
Undeveloped property costs				
Cost				
• at beginning of period	**11 087**	11 087	**58 453**	55 431
• foreign exchange movement	-	-	**37 802**	-
• additions	-	-	**16 005**	3 022
• disposals	-	-	-	-
Net book value	**11 087**	11 087	**112 260**	58 453
Non-mining fixed assets				
Cost				
• at beginning of period	**6 727**	6 727	**12 274**	12 274
• additions	**245**	-	**245**	-
• disposals	**(64)**	-	**(64)**	-
	6 908	6 727	**12 455**	12 274
Accumulated depreciation				
• at beginning of period	**6 600**	6 592	**8 747**	8 739
• foreign exchange movement	-	-	-	-
• charge for the period	**20**	8	**20**	8
	6 620	6 600	**8 767**	8 747
Net book value	**288**	127	**3 688**	3 527
Total net book value	**11 375**	11 214	**951 770**	582 527

Included in property, plant and equipment are assets under capitalised finance leases with a net book value of R76.7 million.

Due to the substantial depreciation of the Rand during 2001, foreign exchange movements for the year have been disclosed separately.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

	COMPANY		GROUP	
	31 Dec 2001 R000	31 Dec 2000 R000	**31 Dec 2001 R000**	31 Dec 2000 R000
8 INVESTMENTS				
Listed investments	**81 775**	27 282	**105 482**	46 763

Listed investments comprise investments in listed South African mining and exploration companies. *These investments are classified as available-for-sale,* and are accounted for at fair value.

	31 Dec 2001 R000	31 Dec 2000 R000	**31 Dec 2001 R000**	31 Dec 2000 R000
9 INTEREST IN SUBSIDIARY COMPANIES				
Shares at cost	**240 566**	240 566	-	-
Amounts due by subsidiary companies	**69 521**	376 544	-	-
	310 087	617 110	-	-
Less: Amounts due to subsidiary companies	**(4 654)**	(357 989)	-	-
	305 433	259 121	-	-
10 OTHER LONG-TERM ASSETS				
Deferred stripping costs				
• at beginning of the year	-	-	**2 791**	-
• *additions during the period*	-	-	**25 470**	2 791
	-	-	**28 261**	2 791
Bond issue costs				
Costs of bonds issued	**10 288**	10 288	**10 288**	10 288
Accumulated amortisation	**(10 288)**	(8 881)	**(10 288)**	(8 881)
	-	1 407	-	1 407
Other investments	-	-	**159**	159
	-	1 407	**28 420**	4 357
11 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES				
Trade	-	-	**51 083**	51 098
Payroll and other compensation			**1 581**	4 702
Other	**4 901**	12 761	**79 624**	80 505
Related party payables	**35 429**	24 467	**35 429**	24 467
ABSA loan	**72 318**	-	**72 318**	-
Short-term portion of long-term loans			**134 463**	456 527
	112 648	37 228	**374 498**	617 299

The related party payables are in respect of a loan from Consolidated Mining Management Services Limited of R28.3 million (2000:R18.3 million) and restructuring costs incurred on behalf of the Group by Western Areas Limited of R7.1 million (2000:R6.2million).

In September 2001, a R70 million, one year loan was obtained from ABSA Bank. The loan carried interest at the prime overdraft rate for an initial six month period which ended 28 March 2002. Subsequent to year end R30 million of the loan has been repaid. This has been funded by the sale of 1.5 million Durban Roodepoort Deep, Limited shares. The terms of the loan have also been renegotiated and the remaining R40 million of the loan will carry interest at the prime overdraft rate and will be for two six month periods, the first ending on 30 September 2002. At that date the Company may elect to roll the loan for a further six months upon payment of a fee of R2 million.

At year end the loan was secured by the Company's entire holding in Western Areas, JCI Gold, Consolidated African Mines and Randgold Resources shares. In terms of the renegotiated arrangement the security for the loan has been reduced to 7 360 000 of the 13 312 480 Randgold Resources shares held by the Company.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

12 PROVISION FOR POST-RETIREMENT BENEFITS

Up until June 1995, the Company paid post-retirement medical benefits for certain retirees of the previously listed Rand Mines Group. Management ceased payments in June 1995 as they believed that they were not liable in this regard.

Following various legal filings by Randcoal Services (previously part of the Rand Mines Group) brought against the Company the Supreme Court of Appeal overturned an initial favourable decision and ruled against the Company during the year ended 31 March 1998.

The Company has accrued in full for their post-retirement medical cost obligations based on the latest calculations by independent actuaries which include appropriate mortality tables and assuming long-term estimates of increases in medical costs and appropriate discount rates. The principal assumptions were a medical cost inflation of 10% and a valuation interest rate of 11.5%.

	Notes	COMPANY		GROUP	
		31 Dec 2001 R000	31 Dec 2000 R000	**31 Dec 2001 R000**	31 Dec 2000 R000
13 LONG-TERM LOANS					
Convertible bonds	(a)	-	-	-	364 008
BRGM	(b)	-	-	**8 709**	5 451
Syndicated term loan and revolving facility	(c)	-	-	**395 340**	-
Syama Project Loan	(d)	-	-	-	113 752
Morila Project Loan	(e)	-	-	**315 937**	259 030
Finance Lease	(f)	-	-	**99 099**	48 436
		-	-	**819 085**	790 677
Less: Short-term portion included in current liabilities		-	-	**(134 464)**	(456 527)
		-	-	**684 621**	334 150

(a) Convertible Bonds

The Secured Guaranteed Convertible Bonds of US$48 million, were repaid on 28 September 2001.

(b) BRGM

The Bureau de Recherches Géologiques et Minières ("BRGM") loan is unsecured and bears interest at the base rate of the Central Bank of West African States plus 2 per cent. The loan is repayable from cash flows resulting from the Loulo project after repayment of other loans.

(c) Syndicated term loan and revolving facility

NM Rothschild & Sons Limited is acting as agent for a consortium of banks comprising a syndicated loan facility of R299.5 million (US$25 million) term loan and R119.8 million (US$10 million) revolving credit facility as follows:

i) The syndicated term loan facility of R299.5 million (US$25 million) bears interest at US three month LIBOR plus 3.75% per annum. The loan will be repaid in quarterly instalments over 4 years commencing on 31 January 2002 and is secured over the Group's share in Morila Limited.

ii) The syndicated revolving facility of R119.8 million (US$10 million) bears interest at US three month LIBOR plus 4.25% per annum. The loan is repayable by September 2005 and is secured over the Group's share in Morila Limited. At 31 December 2001 drawdowns amounted to R95.8 million (US$8 million). Interest of R4.3 million (US$0.5 million) was paid by the Group during the year.

13 LONG-TERM LOANS *(contd)*

(d) Syama Project Loan

The International Finance Corporation acted as agent for a consortium of banks for the Syama project loan which carried interest at US three month LIBOR plus 3 per cent, and was repaid in full in July 2001.

(e) Morila Project Loan

The Morila project loan is repayable in six monthly instalments over 5 years commencing 30 June 2001. It bears interest at US three month LIBOR plus 2% per annum and is secured over the assets of the Morila project. It is non-recourse to Randgold Resources Limited.

(f) Finance Lease

Morila finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate of approximately 17.86% over the lease term. The lease is secured by plant and equipment included in note 7 with a net book value of R26.7 million (US$6.4 million). Average lease payments of R9.6 million (US$0.8 million) are payable in instalments over the term of the lease. The Company has together with AngloGold Limited jointly guaranteed the repayment of this lease.

Repayment of the long-term loans at 31 December 2001 is as follows:

	31 Dec 2001 R000	31 Dec 2000 R000
Not later than one year	**134 464**	456 527
Later than one year and not later than five years	**623 991**	304 453
Later than five years	**60 630**	29 697
	819 085	790 677

	Notes	COMPANY **31 Dec 2001 R000**	COMPANY 31 Dec 2000 R000	GROUP **31 Dec 2001 R000**	GROUP 31 Dec 2000 R000
14 PROVISION FOR ENVIRONMENTAL REHABILITATION					
Accrued rehabilitation costs		**-**	-	**51 993**	27 422

The provisions for close down and restoration costs relates to the Randgold Resources' operations in Mali and include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the total costs in current monetary terms, for the Syama mine will be R24 million and for the Morila mine will be R101 million.

Although limited environmental rehabilitation regulations exist in Mali to govern the mines, management has based the total environmental rehabilitation costs using estimates associated with a responsible rehabilitation programme and the standards as set by the World Bank. However, it is reasonably possible that the Group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

	Notes	COMPANY 31 Dec 2001 R000	COMPANY 31 Dec 2000 R000	GROUP 31 Dec 2001 R000	GROUP 31 Dec 2000 R000
15 LOANS FROM OUTSIDE SHAREHOLDERS IN SUBSIDIARIES					
Somisy	15.1				
IFC					
• principal amount		-	-	**85 405**	54 063
Government of Mali					
• principal amount		-	-	**52 053**	32 950
		-	-	**137 458**	87 013
IFC					
• deferred interest		-	-	**62 285**	37 652
Government of Mali					
• deferred interest		-	-	**38 588**	23 327
		-	-	**238 331**	147 992
Somilo	15.2				
Government of Mali					
• principal amount		-	-	**5 223**	3 306
• deferred interest		-	-	**15 490**	7 826
LaSource SAS		-	-	-	9 669
		-	-	**20 713**	20 801
Total		-	-	**259 044**	168 793

15.1 Somisy (US$ loans)

The loans to Somisy are unsecured and the principal portion is repayable in full on 15 December 2002, provided there is "net cash available" as defined in the loan agreements of Somisy.

The original terms of the loan provide for interest, payable monthly, at an average three-month US$ LIBOR plus 2%. All or part of the interest due could be deferred if "net cash available" was insufficient to pay in full. Deferred interest also incurred interest at the stated rate. To date no interest has been paid. Interest has been waived by mutual agreement between the parties as of May 2001 due to the suspended status of the operation.

15.2 Somilo (US$ loans)

The Government of Mali loan to Somilo is uncollaterised and bears interest at the base rate of the Central Bank of West African States plus 2%. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. To date no interest has been paid.

The LaSource SAS loan was acquired by Randgold Resources in April 2001 when it increased its shareholding from 51% to 80%.

15.3 Other

Losses of Somisy and Somilo have been attributed to the minority shareholders, as their loans are not repayable until there is "net available cash". In the event of a liquidation of Somisy or Somilo, the shareholders' loans and deferred interest are not guaranteed.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

		GROUP	
	Notes	**31 Dec 2001 R000**	31 Dec 2000 R000
16 LIABILITIES ON FINANCIAL INSTRUMENTS			
• deferred gain relating to restructuring of hedge book	16.1	-	10 882
• mark to market of speculative financial instruments at year end	16.2	**8 470**	18 324
• financial instruments liability/(asset)	16.3	**20 905**	(18 096)
Total		**29 375**	11 110

16.1 The deferred gain relating to the close out of a portion of the Syama hedge book which was deferred and realised over the original produciton profile of the mine.

16.2 This reflects the mark to market adjustment on those derivative instruments which do not, under the Group's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 20.

16.3 The financial instruments liability relates to derivative instruments which qualify for hedge accounting. These derivative instruments are further detailed in note 20.

17 EMPLOYEE BENEFIT PLANS

17.1 Employee share option scheme

Activities of the Employee Share Option Scheme are included in the Directors' Report. At 31 December 2001, in terms of the vesting periods set out in the Employee Share Option Scheme, 2 862 235 of the granted shares were exercisable.

17.2 Pension and provident funds

The Group contributes to several defined contribution provident funds. The provident funds are funded on the "money accumulative basis" with the members' and Company contributions having been fixed in the constitutions of the funds.

All the Group employees are covered by the abovementioned retirement benefit plans other than those directly employed by Somisy and Morila. Retirement benefits for employees of Somisy and Morila are provided by the Mali state social security system to which the Company and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended 31 December 2001 and 31 December 2000 amounted to R3.6 million and R3.3 million respectively.

18 ADDITIONAL CASH FLOW INFORMATION

Year ended 31 December 2000

18.1 Disposal of interest of Randgold Resources (Morila) Limited

- On 3 July 2000 Randgold Resources concluded the sale of 50% of its wholly owned subsidiary, Randgold Resources (Morila) Limited ("RRML"), together with 50% of the shareholders loan due to Randgold Resources by RRML for an aggregate cash consideration of R916 million (US$132 million). The Morila mine was at that date 80% owned by RRML and 20% owned by the Mali Goverment. The book value of the Group's share of the assets and liabilities disposed of were as follows:

	R000
Property, plant and equipment	416 289
Accounts payable	(24 382)
Accounts receivable	12 635
Cash and equivalents	8 768
Long-term loans and loans from outside shareholders in subsidiaries	(364 570)
Net book value	48 740
Sales price	(916 370)
Profit realised on sale	(867 630)

19 FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The Group's financial instruments are set out in note 20.

In the normal course of its operations, the Group is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Group may make use of financial instruments. They include mainly gold forward sales and gold price option contracts.

Concentration of credit risk of financial instrument assets

The Group's cash and cash equivalents and receivables do not represent a concentration of credit risk because the Group deals with a variety of major banks and reputable refineries and its debtors and loans are regularly monitored. An adequate level of provision is maintained. The Group follows a low-risk treasury policy with funds being held on deposit mainly in US$ with AAA banking institutions.

Gold bullion, the Group's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Group believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

19 FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS *(contd)*

Foreign currency and commodity price risk

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily US$). In addition, the Group has investments and liabilities in a number of different currencies (primarily US$). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. As a result of the South African rand depreciating during the year against the US$, significant unrealised exchange profits have been achieved on the net investments held in US$. The Group does not currently hedge its exposure to foreign currency exchange rates for purchases.

Generally the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the Group secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Between 25% and 30% of Morila production has been sold forward for the years 2002 to 2004.

Interest rates and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and borrowings giving rise to interest rate risk.

In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. In addition the Group has been able to actively source financing through public offerings of Randgold Resources' shares, shareholders' loans, third party loans and the sale of half of its interest in the Morila mine and the sale of investments.

20 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Group's financial instruments outstanding at 31 December 2001 and 31 December 2000. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	31 December 2001		31 December 2000	
	Carrying amount R000	**Fair value R000**	Carrying amount R000	Fair value R000
Financial assets				
Cash and cash equivalents	**88 937**	**88 937**	486 074	486 074
Restricted cash	**53 598**	**53 598**	-	-
Receivables	**202 452**	**202 452**	189 331	189 331
Investments	**105 482**	**105 482**	46 763	46 763
Other non-current assets (excluding deferred stripping costs)	**159**	**159**	1 566	1 566
Financial liabilities				
Accounts payable	**374 498**	**374 498**	617 299	617 299
Bank overdrafts	**20 463**	**20 463**	14 158	14 158
Long-term loans (excluding loans from outside shareholders)	**684 621**	**684 621**	334 150	334 150

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

20 FAIR VALUE OF FINANCIAL INSTRUMENTS *(contd)*

Off-balance sheet financial instruments

Details of on balance sheet gold derivative contracts as at 31 December 2001:

	Hedging instruments				**Unmatched instruments**			
	Puts purchased		**Forward sales**		**Purchased calls**		**Calls sold**	
Maturity dates	**Ounces**	**US$/oz**	**Ounces**	**US$/oz**	**Ounces**	**US$/oz**	**Ounces**	**US$/oz**
Morila *(attributable portion)*								
31 Dec 2002	**24 000**	**275**	**67 296**	**275**	**23 822**	**340**	**24 000**	**310**
31 Dec 2003	**-**	**-**	**60 576**	**275**	**21 446**	**350**	**-**	**-**
31 Dec 2004	**-**	**-**	**51 936**	**275**	**18 384**	**360**	**-**	**-**
Syama								
31 Dec 2004	**-**	**-**	**-**	**-**	**-**	**-**	**148 500**	**353**

And at 31 December 2000:

	Hedging instruments				Unmatched instruments			
	Puts purchased		Forward sales		Purchased calls		Calls sold	
Maturity dates	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz
Morila *(attributable portion)*								
31 Dec 2001	-	-	100 180	275	35 462	330	-	-
31 Dec 2002	24 000	275	67 296	275	23 822	340	24 000	310
31 Dec 2003	-	-	60 576	275	21 446	350	-	-
31 Dec 2004	-	-	51 936	275	18 384	360	-	-
Syama								
31 Dec 2001	123 000	290	-	-	-	-	123 000	330
31 Dec 2004	-	-	-	-	-	-	148 500	353

The total fair value of the above financial instruments as at 31 December 2001 was an unrecognised loss of R30.0 million (31 December 2000: unrecognised loss of R9.1 million).

Estimation of fair values

Receivables, accounts payable, bank overdrafts and cash and equivalents

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Investments and other non-current assets

The fair value of publicly traded instruments is based on quoted market prices. All other instruments have been valued by the directors using discounted cash flow analyses.

Long-term debt

The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates. No fair value has been attributed to the loans from outside shareholders in subsidiaries since, due to the uncertainty of their repayment, a fair value is not determinable.

Gold price forward and option contracts

The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year end balance sheet dates.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

21 GEOGRAPHICAL AND SEGMENTAL INFORMATION

The Group is primarily involved in gold mining and exploration interests. Activities are conducted and investments held both inside and outside of South Africa. An analysis of the Group's business segments, excluding intergroup transactions, is set out below. In January 2001, the Company announced suspension of mining operations at Syama and to put the mine on care and maintenance. Processing of stockpiles continued until early December 2001, when the operation was placed on full care and maintenance. Syama's results are disclosed separately as a discontinued operation as reflected in the table below.

	Syama mine* (Mali) R000	Group's 40% share of Morila mine (Mali) R000	Corporate, exploration and other (West Africa) R000	Corporate, exploration and other (South Africa) R000	Total R000
(a) Year ended 31 December 2001					
Profit and loss					
Gold sales	140 979	568 461	-	-	709 440
Total cash costs	(221 359)	(218 013)	-	(10 433)	(449 805)
Cash profit/(loss)	(80 380)	350 448	-	(10 433)	259 635
Interest expense	(8 571)	(19 343)	(6 635)	(37 794)	(72 343)
Dividends and interest received	-	1 976	16 667	281	18 924
Provision for post-retirement benefits	-	-	-	(25 000)	(25 000)
Depreciation and amortisation	-	(62 783)	(2 598)	(1 427)	(66 808)
Profit/(loss) on financial instruments	88 814	(2 488)	-	-	86 326
Loss on sale of investments	-	-	-	(11 386)	(11 386)
Exploration expenditure	-	601	(82 700)	-	(82 099)
Sundry (expenditure)/income	(54 292)	(3 287)	10 663	(74 622)	(121 538)
(Loss)/profit before tax and minority interest	(54 429)	265 124	(64 603)	(160 381)	(14 289)
Tax and minority interest	2 356	-	(58 119)	-	(55 763)
Net (loss)/profit	(52 073)	265 124	(122 722)	(160 381)	(70 052)
Capital expenditure	33 603	117 344	16 556	245	167 748
Total assets	170 667	1 070 161	173 639	132 895	1 547 380
Total external liabilities	158 303	488 425	660 588	176 714	1 484 030
Ounces sold	60 953	252 660	-	-	313 613

** Discontinued operation*

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

	Syama mine* (Mali) R000	Group's 40% share of Morila mine (Mali) R000	Corporate, exploration and other (West Africa) R000	Corporate, exploration and other (South Africa) R000	Total R000
21 GEOGRAPHICAL AND SEGMENTAL INFORMATION *(contd)*					
(b) Year ended 31 December 2000					
Profit and loss					
Gold sales	343 499	107 206	-	-	450 705
Total cash costs	(402 119)	(35 238)	(10 742)	(7 216)	(455 315)
Cash operating (loss)/profit	(58 620)	71 968	(10 742)	(7 216)	(4 610)
Interest expense	(22 844)	(9 143)	(66 629)	(27 863)	(126 479)
Dividends and interest received	-	-	16 261	1 405	17 666
Write-down due to impairment	(541 852)	-	-	-	(541 852)
Depreciation and amortisation	(79 450)	(6 812)	-	1 267	(84 995)
Gain on financial instruments	-	-	25 452	-	25 452
Profit on sale of interest in Morila	-	-	867 630	-	867 630
Loss on sale of investments	-	-	-	(23 845)	(23 845)
Exploration expenditure	-	-	(106 696)	-	(106 696)
Sundry (expenditure)/income	36 577	(22)	31 894	(20 960)	47 489
Profit/(loss) before tax and minority intrest	(666 189)	55 991	757 170	(77 212)	69 760
Tax and minority interest	8 889	-	(59 611)	(3)	(50 725)
Net profit/(loss)	(657 300)	55 991	697 559	(77 215)	19 035
Capital expenditure	44 113	604 616	-	-	648 729
Total assets	220 346	530 671	561 596	76 323	1 388 936
Total external liabilities	212 240	358 365	30 850	617 920	1 219 375
Ounces sold	168 812	56 646	-	-	225 458

* *Discontinued operation*

22 IMPAIRMENT OF LONG-TERM ASSETS - SYAMA MINE

In view of the continued operating costs being higher than the gold price, the future cash flows of the Syama mine were lower than the net carrying value of its long-term assets. Impairment write-downs amounting to Rnil in 2001 (R542 million in 2000) were made against the long-term assets of Syama. These represented the excess of the book value of long-term assets over the net present value of the future cash flow of Syama mine, and were calculated as follows:

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

	Notes	COMPANY 31 Dec 2001 R000	COMPANY 31 Dec 2000 R000	GROUP 31 Dec 2001 R000	GROUP 31 Dec 2000 R000
22 IMPAIRMENT OF LONG-TERM ASSETS - SYAMA MINE *(contd)*					
Property, plant and equipment (Syama) - net				-	405 952
Ore stockpiles				-	33 900
Insurance spares				-	82 000
Other receivables				-	20 000
Total				-	541 852
Net present value of Syama cash flows				-	-
Impairment write-down				-	541 852
Accounted for as follows:					
Write-down of property, plant and equipment				-	405 952
Write-down of insurance spares				-	82 000
Other receivables				-	20 000
Ore stockpiles				-	33 900
					541 852

As at 31 December 2000 the estimated future net cash flows from the Syama mine were calculated using the following parameters:

- recoverable proven and probable reserves 123 000 ounces
- sales price estimates based on an average gold price of US$290 per ounce and
- working cost estimates based on current working costs.

		COMPANY 31 Dec 2001 R000	COMPANY 31 Dec 2000 R000	GROUP 31 Dec 2001 R000	GROUP 31 Dec 2000 R000
23 (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXES AND MINORITY INTEREST					
(Loss)/profit on ordinary activities before taxes and minority interest is stated after charging/(crediting):					
Operating lease charges					
• building		**51**	41	**51**	41
Auditors' remuneration					
• audit fees		**150**	185	**768**	445

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

	Notes	COMPANY 31 Dec 2001 R000	COMPANY 31 Dec 2000 R000	GROUP 31 Dec 2001 R000	GROUP 31 Dec 2000 R000
24 COMMITMENTS AND CONTINGENT LIABILITIES					
(a) Capital expenditure commitments					
Contracts for capital expenditure		-	-	**1 797**	58 052
Authorised by the directors but not contracted for		-	-	**18 413**	51 780
		-	-	**20 210**	109 832

(b) Rolls-Royce

The Company is in dispute with Rolls-Royce relating to the failure of the Syama power plant. The failure to commission the power plant was a major factor in the decision to mothball Syama and Somisy have lodged a claim with Rolls-Royce for R167.7 million (US$14 million) in damages. Somisy rescinded the contract on the basis that the generators were flawed in design and engineering, resulting in catastrophic failure of one unit. Similar events at Morila persuaded Syama that this action was justified.

The Company and Randgold Resources Limited have also received a claim issued out of the English courts for payment of R183.3 million (UK£10.6 million) (US$15 million) as guarantors for the obligations of Somisy arising out of the purchase on deferred terms of the two Rolls-Royce generators for Syama. The Company and Randgold Resources are defending the Rolls-Royce claim.

The directors are of the opinion that no further provisions are required in respect of this claim.

25 SUBSEQUENT EVENTS

Subsequent to year-end the South African Reserve Bank allowed the Company to reduce its shareholding in its significant subsidiary, Randgold Resources Limited, to a minimum of 36% of that subsidiary's issued share capital, subject to certain conditions. The Bank had previously required the Company to have a minimum stake of 50.1% in Randgold Resources Limited.

SUBSIDIARY COMPANIES

	Issued share capital R000	Effective holding %	COMPANY Interest of Randgold Shares Dec 2001 R000	Shares Dec 2000 R000	GROUP Indebtedness Dec 2001 R000	Indebtedness Dec 2000 R000
Details of the significant subsidiaries are set out below:						
Bentonite Nominees Limited	-	100	**-**	-	**(2 436)**	(2 436)
Doornrivier Minerals Limited	-	100	**46**	46	**(1 700)**	(1 700)
Continental Base Metal Mining Company (Proprietary) Limited	2	100	**-**	-	**(133)**	(133)
Corgroup (Neptune) Investments Limited	4	100	**-**	-	**(25)**	(25)
First Wesgold Mining (Proprietary) Limited	340	100	**21 080**	21 080	**63 786**	67 873
Pan African Exploration Syndicate (Proprietary) Limited	4	100	**-**	-	**-**	-
Rand Mines Lands Limited	-	100	**66**	66	**260**	260
Randgold Prospecting & Mineral Holdings Limited	-	100	**-**	-	**3 446**	3 442
Randgold Resources (Holdings) Limited (Incorporated in Jersey, Channel Islands) and its subsidiaries which are separately listed on page 25	-	100	**219 374**	219 374	**1 805**	212 748
Randgold Finance (BVI) Limited (Incorporated in the British Virgin Islands)	-	100	**-**	-	**(360)**	(261 956)
Minrico Limited	7	100	**-**	-	**224**	482
			240 566	240 566	**64 867**	18 555

CORPORATE DIRECTORY

Randgold & Exploration Company Limited
Registration Number: 1992/005642/06
Nasdaq trading symbol: RANGY
ISIN Number: ZAE000008819
Share Code: RNG

DIRECTORS

R A R Kebble
D Ashworth*
H C Buitendag
G Fischer
** British*

SECRETARY AND REGISTERED OFFICE

D J Haddon
5 Press Avenue, Selby 2025
Johannesburg, South Africa
(PO Box 82291, Southdale 2135)
Telephone: +27 (11) 309 6000
Fax: +27 (11) 837 2396
E-mail: haddond@randgold.co.za

SHARE TRANSFER SECRETARIES

Computershare Investor Services Limited
41 Fox Street
Johannesburg, South Africa
(PO Box 62391, Marshalltown 2107)
Telephone: +27 (11) 370 7700
Fax: +27 (11) 834 2446

UNITED STATES DEPOSITARY

American Depositary Receipts
The Bank of New York
Shareholders Relations Department
101 Barclay Street,
New York, NY, 10286

AUDITORS

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

PRINCIPAL BANKERS

Standard Bank of South Africa Limited

LEGAL COUNSEL

Bowman Gilfillan Inc

INVESTOR RELATIONS

To obtain additional information about the company or to be placed on the Company's distribution list, please contact:
Kathy du Plessis
Randgold Investor Relations
PO Box 87386
Houghton 2041
South Africa
Telephone: +27 (11) 728 4701
Fax: +27 (11) 728 2547
E-mail: randgold@dpapr.com
www.randgold.co.za

NOTICE TO SHAREHOLDERS

Notice is hereby given that the annual general meeting of Randgold & Exploration Company Limited will be held at 5 Press Avenue, Selby, Johannesburg on Friday, 2 August 2002 at 12:00 noon for the following business:

BUSINESS OF THE MEETING

1 Ordinary resolution No. 1

To receive and consider the audited annual financial statements for the year ended 31 December 2001.

2 Ordinary resolution No. 2

To re-appoint PricewaterhouseCoopers Inc. as auditors of the Company.

3 Ordinary resolution No. 3

To elect the following as directors, who are recommended by the Board for election as directors, whose appointment automatically ends on the day of the meeting in terms of the Articles of Association of the Company:

(a) HC Buitenbag

(b) G Fischer

4 Ordinary resolution No. 4

RESOLVED: That in terms of article 85 of the Company's articles of association, the remuneration of the directors of the Company, be and is hereby fixed at the rate of R3 500 per meeting for each director.

5 Ordinary resolution No. 5

"Resolved: That subject to not less than 75% of those shareholders of the Company, present in person or by proxy and entitled to vote at the general meeting voting in favour thereof, the directors of the Company be and are hereby authorised by way of a general authority to issue all or any of the authorised but unissued shares in the capital of the Company for cash, as and when suitable opportunities arise, subject to the following limitations:

- that any issue will only be of a class of shares already in issue;
- that this authority is valid until the Company's annual general meeting provided it shall not extend beyond 15 months from the date it is obtained;
- that a press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing on a cumulative basis within one year, 5% or more of the number of shares of that class in issue prior to the issues;
- that issues in the aggregate in terms of this authority will not exceed 15% of the number of shares in the Company's issued share capital in any one year;
- in determining the price at which an issue of shares will be made in terms of this authority the maximum discount permitted will be 10% of the weighted average traded price of the shares in question, as determined over the thirty days prior to either the date that the price is determined or agreed by the directors of the Company; and
- that any such issue will only be made to public shareholders as defined by the JSE Securities Exchange SA."

6 Ordinary Resolution No. 6

"RESOLVED: That all the unissued shares in the capital of the company be placed under the control of the directors as a general authority in terms of section 221(2) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), who are hereby authorised to allot and issue shares in the capital of the Company to those persons and upon such terms and conditions as the directors in their sole discretion deem fit, subject to the provisions of the Act and the requirements of the JSE Securities Exchange SA."

By order of the Board



D J Haddon
Secretary

Registered office
5 Press Avenue
Selby, Johannesburg

SHAREHOLDERS' DIARY

Financial Year-end	31 December
Annual General Meeting	2 August 2002
Announcement of Interim Results	6 August 2002

ANALYSIS OF SHAREHOLDING

At 31 December 2001

Issued capital	41 741 943

CERTIFICATED SHAREHOLDERS

Shareholders	947

	Number of share-holders	%	Number of shares	% of issued shares
Type of shareholder				
Individuals	829	87.54	486 934	1.17
Investment & trust companies	6	0.63	979	0.00
Banks & nominee companies	67	7.07	18 923 348	45.33
Strate control account & Computershare ISN	3	0.32	20 053 009	48.04
Company & other corporate bodies	42	4.44	2 277 673	5.46
Total	947	100.00	41 741 943	100.00

Analysis of certificated shareholder ranges

Size of shareholding				
1 - 10 000	906	95.67	351 579	0.84
10 001 - 25 000	13	1.37	198 874	0.48
25 001 - 50 000	6	0.63	189 854	0.45
50 001 - 500 000	11	1.16	2 192 122	5.25
500 001 - 1 000 000	6	0.63	3 858 858	9.24
1 000 000 & over	5	0.53	34 950 656	83.73
Total	947	100.00	41 741 943	100.00

STRATE UNDERLYING SHAREHOLDERS BY CLASSIFICATION

Number of underlying shareholders as per STRATE download*	435

Type of shareholder				
Individuals	346	79.54	12 518 641	29.99
Investment & trust companies	19	4.37	330 564	0.79
Insurance companies	2	0.46	4 554	0.01
Banks & nominee companies	42	9.66	8 986 575	21.53
Company & other corporate bodies	26	5.98	522 366	1.25
Total	435	100.00	22 362 700	53.57

SHAREHOLDERS HOLDING 5% AND MORE OF ISSUED CAPITAL

According to the information received by the directors the following shareholders held more than 5% in the Group at 31 March 2002

Bank of New York main account - depositary receipts	3 601 574	8.63
Consilium Capital	2 644 000	6.33
Consolidated African Mines Limited	4 283 267	10.26
Pictet et Cie	3 568 259	8.55
Consolidated Mining Corporation Limited	7 966 749	19.09
Western Areas Limited	7 187 700	17.22
Total	29 251 549	70.08

Since the dematerialisation of Randgold & Exploration script on 3 December 2001, difficulties have been experienced in confirming the accuracy of the Company's register. The Company is liasing with the JSE Securities Exchange, STRATE and the transfer secretaries to rectify these issues.

** as at 28 December 2001*

PROXY

for the annual general meeting to be held on
Friday, 2 August 2002

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)
Registration number 1992/005642/06

I/We ____________________

of ____________________

being the holders of ____________________ ordinary shares

hereby appoint ____________________

of ____________________

or failing him ____________________

of ____________________

or failing him, the chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders of the Company to be held in the Boardroom, 5 Press Avenue, Selby, Johannesburg at 12:00 on Friday, 2 August 2002 and at every adjournment of that meeting.

(Please indicate with an "X" or tick in the appropriate space below how you wish your votes to be cast.)

Agenda item	Vote for	Vote against	Abstain
1 **Ordinary resolution No. 1** Adoption of the directors' report and annual financial statements			
2 **Ordinary resolution No. 2** Re-appoint PricewaterhouseCoopers Inc. as auditors of the Company			
3 **Ordinary resolution No. 3** Election of directors			
a) HC Buitendag (member of Audit and Remuneration Committee)			
b) G Fischer (member of Audit and Remuneration Committee)			
4 **Ordinary resolution No. 4** Fixing of the remuneration of the directors			
5 **Ordinary resolution No. 5** Authorising the directors to issue shares for cash			
6 **Ordinary resolution No. 6** Placing the unissued shares under the control of the directors			

Signed at ____________________ on ____________________ 2002

Signature(s) ____________________

Assisted by me ____________________

(WHERE APPLICABLE) Full names of signatory if signing in a representative capacity. **Please use block letters.**

NOTICE TO PROXY

Instructions for signing and lodging the annual general meeting proxy form.

1 **A form of proxy is only to be completed by those shareholders who are:**

(a) holding shares in certified form; or

(b) recorded on sub-register electronic form in "own name".

2 **All other beneficial owners who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker and wish to attend the annual general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.**

3 A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

4 The chairman shall be entitled to decline to accept the authority of the signatory:

(a) under the power of attorney; and

(b) on behalf of a company;

unless the power of attorney or authority is deposited at the office of the Company's registrars being Computershare Investor Services Limited, 41 Fox Street, Johannesburg, 2001, South Africa not less than 48 hours (Saturdays, Sundays and public holidays excluded) before the time for holding the meeting.

5 The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his proxy in the blank spaces provided for that purpose.

6 When there are joint holders of shares and if more than one such joint holders be present or represented, then the person whose name appears first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

7 The completion and lodging of this form of proxy will not preclude the signatory from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

8 If the signatory does not indicate in the appropriate place on the face hereof how he wishes to vote in respect of any resolutions, his proxy shall be entitled to vote as he deems fit in respect of that resolution.

9 The chairman of the general meeting may reject or accept any proxy form which is completed other than in accordance with these instructions, provided that he is satisfied as to the manner in which a member wishes to vote.

10 If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the shareholder's name.

Share Transfer Secretaries

Computershare Investor Services Limited

41 Fox Street, Johannesburg

Telephone: +27 (11) 370-7700